Manulife Financial

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Manulife Financial Corporation

2010 Quarterly Report to Shareholders

Q1

For the quarter ended March 31

FINANCIAL HIGHLIGHTS

As at and for the three months ended March 31
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2010	2009	% Change

Net income (loss)	$1,148	$(1,071)	-
Net income (loss) attributed to participating policyholders	8	(3)	-
Net income (loss) attributed to shareholders	$1,140	$(1,068)	-
Preferred share dividends	(20)	(7)	186
Net income (loss) available to common shareholders	$1,120	$(1,075)	-

Premiums and deposits
Life and health insurance premiums 1	$3,269	$4,278	(24)
Annuity and pension premiums excluding variable annuities	1,058	1,778	(40)
Segregated fund deposits excluding variable annuities	5,083	5,107	(0)
Mutual fund deposits	2,966	2,096	42
Institutional advisory account deposits	847	1,181	(28)
ASO premium equivalents	676	669	1
Group Benefits ceded 1	906	-	-
Other fund deposits	144	124	16
Premiums and deposits excluding variable annuities	$14,949	$15,233	(2)
Variable annuities premium and deposits	2,189	4,068	(46)
Total premiums and deposits	$17,138	$19,301	(11)

Funds under management
General fund	$188,308	$191,132	(1)
Segregated funds excluding institutional advisory accounts	190,895	160,507	19
Mutual funds	36,766	24,001	53
Institutional advisory accounts	23,074	24,170	(5)
Other funds	7,419	5,597	33
Total funds under management	$446,462	$405,407	10

			% of Total	% of Total
Capital			2010	2009

Liabilities for preferred shares and qualifying capital instruments	$4,022	$3,139	12	9
Non-controlling interest in subsidiaries	246	222	1	1
Equity
Participating policyholders' equity	88	59	-	-
Shareholders' equity
Preferred shares	1,422	1,080	4	4
Common shares	19,005	16,177	56	53
Contributed surplus	190	161	1	1
Retained earnings	13,760	11,302	41	38
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(5,085)	(1,926)	(15)	(6)
Total capital	$33,648	$30,214	100	100

Selected key performance measures
Basic earnings (loss) per common share	$0.64	$(0.67)
Diluted earnings (loss) per common share	$0.64	$(0.67)
Return on common shareholders' equity (annualized) 2	16.8%	(16.2)%
Book value per common share	$15.79	$15.79
Common shares outstanding (in millions)
End of period	1,761	1,611
Weighted average - basic	1,758	1,610
Weighted average - diluted	1,763	1,610

1 At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business and the associated direct premiums continue to be included in the overall premiums and deposits metric as "Group Benefits ceded".

2 Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Manulife Financial Corporation – 2010 Q1 Report

MESSAGE TO SHAREHOLDERS

On May 6, Manulife Financial reported its financial and operating results for the first quarter of 2010. We delivered sales growth in our targeted business lines, managed expenses effectively, maintained strong capital, reduced risk, and achieved strong earnings and ROE.

Our first quarter net income grew significantly from a year ago to $1.140 billion, or $0.64 cents per share fully diluted. Our ROE for the quarter was 16.8 per cent.

Our MCCSR for The Manufacturers Life Insurance Company was 250 per cent. Investments credit experience remained strong relative to market conditions.

Our strong sales results for the quarter demonstrated that we are making progress in our ongoing priority of rebalancing our business mix and growing sales in higher return products that will reward our shareholders in the future.

Insurance sales were up 20 per cent worldwide on a constant currency basis.   In Asia, they were up 35 per cent to a record high. In Canada, life sales were up nine per cent and in the U.S., six per cent.  U.S. Retirement sales grew 66 per cent.  Mutual Fund sales more than doubled in the U.S., and in Canada we saw a 267 per cent increase versus last year. That’s close to $3 billion in mutual fund sales in the first quarter alone. And our asset management arm, MFC Global Investment Management, now manages $115 billion for third party clients. This is over and above the $188 billion in Manulife’s balance sheet assets.  We hope to see all these trends continuing in 2010 and beyond.

As satisfying as our first quarter results are, we must remain focused on building long-term sustainable earnings, ROE and value for our shareholders.

Donald A. Guloien
President and Chief Executive Officer

Manulife Financial Corporation – 2010 Q1 Report

OPERATING HIGHLIGHTS

Insurance

•
Insurance sales grew by 20 per cent over the prior year on a constant currency basis, led by advances in Asia. Improving economic conditions across geographic markets fueled sales growth across all of our divisions.

•
In the U.S., insurance sales were up by 17 per cent over the prior year on a U.S. dollar basis. John Hancock Life experienced a six per cent increase over the prior year, reflecting the gradual economic recovery, and tempered by actions to increase margins.  LTC sales grew by 50 per cent, attributable to a combination of increased Federal Long Term Care Insurance Program sales, where John Hancock is now the sole carrier, and increased retail sales driven in part by consumer flight to quality.

•
In Canada, insurance sales increased by nine per cent from 2009 levels with growth across all businesses.  Improved consumer confidence drove a seven per cent rise in individual insurance sales, reflecting strong growth in sales of permanent life products and a return to larger case size. Group Benefits had a good start to the year with strong results in the large case segment, up 13 per cent from a year ago.

•
In Asia, first quarter insurance sales on a constant currency basis grew by 35 per cent over the prior year, bolstered by increases in Hong Kong individual life and Japan where sales were up 69 per cent and 37 per cent, respectively.  In Hong Kong, the growth in sales resulted from a combination of a new product launch, more agents and improved agent productivity. In Japan, Increasing Term sales doubled from the prior year, corporate owned life and medical sales continued their strong momentum and a new whole life product was launched in the quarter.  Combined China and Taiwan insurance sales were up by 45 per cent over the prior year on a constant currency basis. In Taiwan, sales were more than twice prior year levels with strong whole life product sales while growth in China was fueled by an increase in the number of our agents, as well as a new product launched in March.  During the quarter, new products were also launched in Hong Kong, Singapore, the Philippines, and Indonesia. Manulife-Sinochem received two new licenses in the quarter plus one in April, and is now licensed in 42 cities in China, which are home to more than 300 million individuals.

Wealth Management, excluding variable annuities

•
Wealth sales, excluding variable annuities, for the first quarter of 2010 increased by 21 per cent over the prior year on a constant currency basis. Sales of retail variable products and group retirement savings increased by 51 per cent as a result of the stronger equity markets and focused marketing and distribution efforts. They were partially offset by a decline in demand for fixed products.

•
In the U.S., first quarter wealth sales, excluding variable annuities, increased by 53 per cent on a U.S. dollar basis.  The overall increase was due to growth in John Hancock Mutual Funds and Retirement Plan Services which were up over the prior year by 105 per cent and 66 per cent, respectively, more than offsetting a decline in Fixed Products of 45 per cent.  The significant advances in these business lines were attributable to the equity market recovery, competitive fund performance on a broad offering of funds and the strong distribution relationships built over the last few years.  The strong results in Mutual Funds and Retirement Plan Services also drove increased net sales, up by US$1.2 billion compared to the prior year. The first quarter marked the fourth consecutive quarter of positive and increasing net sales in Mutual Funds, and strong sales to the end of March resulted in improved market share and ranking.

•
In Canada, first quarter wealth sales, excluding variable annuities, were one per cent higher than the prior year. Manulife Mutual Funds enjoyed one of its best quarters in the last decade as a focused business strategy, in combination with increasing consumer confidence and equity market improvement, led to an almost four-fold increase in gross sales. Group Savings and Retirement Solutions sales increased by ten per cent, in part due to successfully leveraging Manulife customer relationships developed by Group Benefits.   Fixed rate product sales were down 38 per cent from record levels in 2009 and Manulife Bank loan volumes were down ten per cent reflecting real estate market declines and competitive pressures.  During the quarter, Manulife continued to expand its North American distribution relationship with Edward Jones, formalizing an association which allows Edward Jones advisors to integrate Manulife’s innovative debt-management and banking solutions into their clients’ financial plans.

Manulife Financial Corporation – 2010 Q1 Report

•    In Asia, overall first quarter wealth sales, excluding variable annuities, experienced a 51 per cent decline over the prior year on a constant currency basis. In the first quarter of 2009, sales included a one-time top up of pension funds by the Hong Kong government, and strong money market mutual funds sales in Taiwan.  During the quarter, new wealth products were launched in Japan, Malaysia, Indonesia and Taiwan.

•
During the quarter, MFC completed its purchase of Fortis Bank SA/NV’s 49 per cent stake in ABN AMRO TEDA Fund Management Co. Ltd.  The combined organization is now called Manulife TEDA Fund Management Company Limited (“Manulife TEDA”).  With the completion of the deal, MFC has dedicated asset management businesses in nine Asian locations and offices in a total of 16 countries and territories worldwide.   Assets under management in Asia as at March 31, 2010 were US$58 billion.

•
MFC Global Investment Management (“MFC GIM”) ended the first quarter with assets under management for external parties of $115.0 billion, an increase of $5.1 billion from the end of the fourth quarter of 2009.  Assets under management were driven higher by the addition of 49 per cent of Manulife TEDA’s funds and by positive net sales and market performance, partially offset by the impact of the strengthening of the Canadian dollar.

Wealth Management - variable annuities

•
Lower variable annuity sales continue to reflect the Company’s on-going initiatives to balance its risk profile across all geographies. First quarter variable annuity sales decreased by 39 per cent versus the prior year on a constant currency basis.  Sales declines in the U.S. and Canada were partially offset by an increase in Japan, where sales increased in advance of April 1, 2010 tax changes.

•
With favourable equity markets and interest rates, the Company opportunistically hedged additional in-force variable annuity business with a total of $15.2 billion of guarantee value ($4.2 billion in Canada and $11.0 billion in the U.S.), bringing the percentage of guarantee value hedged or reinsured to approximately 51 per cent as at March 31, 2010.  Substantially all new variable annuity business in the U.S., Canada and Japan continues to be hedged.

Corporate

•
During the quarter, Manulife’s Board of Directors announced the establishment of separate Audit and Risk Committees. As a result of the increased volatility in the financial markets since September 2008 and the changing risk environment, the Board of Directors has increased, and intends to continue to increase, its focus on risk oversight.

•
On May 6, 2010, Manulife’s Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of the Company, payable on and after June 21, 2010 to shareholders of record at the close of business on May 18, 2010.

Executive Changes
•
On May 6, 2010, MFC announced that Chief Operating Officer John D. DesPrez III is leaving the Company. John is a 19-year veteran of Manulife John Hancock.  He held a wide range of senior positions in our Company and the Company appreciates the very useful role he played in assisting the Chief Executive Officer in his first year as CEO.  The Chief Operating Officer role will be eliminated and all Divisional leaders will report directly to the President and Chief Executive Officer.

•
After seven years as Executive Vice President and Chief Actuary, Simon Curtis has decided to further develop his career at Manulife and will head up our Corporate Development Area as Executive Vice President. The change will be effective following the Second Quarter report and the Board of Directors meeting on August 5, 2010.  Mr. Curtis has a strong background in Merger & Acquisition work at Manulife in Corporate Development and played important roles in the John Hancock merger and the acquisition of Manulife’s Japanese business. In his new role, he will be responsible for acquisitions, industry research and corporate strategy. He will report to J-P. Bisnaire, Senior Executive Vice President, Corporate Development & General Counsel.

Manulife Financial Corporation – 2010 Q1 Report

•
Effective August 6, 2010, Simon Curtis will be succeeded as Executive Vice President and Chief Actuary by Ms. Cindy Forbes (FSA, FCIA) who is returning to Canada after six years in Asia with Manulife.  Currently, Ms. Forbes is Chief Financial Officer for Manulife’s Asia Division and prior to that, was CFO for the Company's Japanese business. Before her assignment to Asia, she was CFO of Reinsurance and she worked in Manulife’s Investment and U.S. Pensions divisions. Ms. Forbes will work closely with Mr. Curtis during the transition period. Her replacement as CFO in Asia will be announced at a later date. She will report to Michael Bell, Senior Executive Vice President and Chief Financial Officer.

•
Diane Bean, Executive Vice President, Corporate Affairs and Human Resources will retire after 35 successful years in corporate and operational roles at Manulife. Ms. Bean is succeeded as Executive Vice President, Human Resources by Stephani Kingsmill, who is currently Senior Vice President and General Manager Real Estate, managing Manulife’s successful $6 billion real estate organization. Both Ms. Bean and Ms. Kingsmill have been recognized as being among the Top 100 most influential women in Canada.  Mr. Kevin Adolphe will assume responsibility for Real Estate in addition to his current role as Chief Operating Officer in Manulife’s Investments Division. He is appointed Executive Vice President and will continue to report to Warren Thomson, Senior Executive Vice President and Chief Investment Officer of Manulife Financial Corporation.

Awards & Recognition

•
In Canada, Manulife Mutual Funds was recognized for excellence in the investment industry winning five Lipper awards.  The winning funds were the Manulife Monthly High Income Fund, Manulife Strategic Income Fund, Manulife Canadian Bond Plus Fund, AIC Global Real Estate Fund and the Value Leaders Balanced Income Portfolio.

•
John Hancock Funds won three awards in the Web Marketing Association's 2010 Internet Advertising Competition Awards, in the categories of:  Best Financial Services Interactive Application, for Roth IRA Conversion Calculator; Best Financial Service Online Video, for Volatility E-mercial; and Best Financial Email Message, for Portfolio Insight.  In addition, John Hancock Funds advanced 23 spots in Barron's 2009 Mutual Fund Family Ranks to take the eighth spot for the year out of 61 fund families.

•
In China, Manulife-Sinochem was ranked as the most competitive of all foreign-invested joint venture life insurers in China by a major newspaper for a second year and received an “Excellent Organization” award from the State Council National Economic Census Commission – the only foreign insurance joint venture to receive this honour this year. It was also recognized for “Outstanding Brand Building” by a major media group at the 2009 Finance China Forum held in Beijing.

•	MFC Global Investment Management earned the “Best of Best” award for the most innovative product in Taiwan in 2009 and “Best of Best” regional award for CEO of the year from Asia Asset Management.

Manulife Financial Corporation – 2010 Q1 Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS

(unaudited)

	Quarterly Results
	1Q10	4Q09	1Q09
Net Income (Loss) Attributed to Shareholders (C$ millions)	1,140	868	(1,068)
Net Income (Loss) Available to Common Shareholders (C$ millions)	1,120	848	(1,075)
Diluted Earnings (Loss) per Common Share (C$)	0.64	0.51	(0.67)
Return on Common Shareholders’ Equity (1) (%, annualized)	16.8	13.1	(16.2)
Premiums and Deposits (1) – Insurance businesses (C$ millions)	5,204	6,541	5,351
Premiums and Deposits (1) – Wealth excluding variable annuities (C$ millions)	9,745	8,128	9,882
Premiums and Deposits (1) – Variable annuities (C$ millions)	2,189	1,866	4,068
Funds under Management (1) (C$ billions)	446.5	439.6	405.4
Capital (1) (C$ billions)	33.6	33.2	30.2

(1)	This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.

Net Income

The Company’s net income attributed to shareholders was $1,140 million for the first quarter of 2010, in contrast to a loss of $1,068 million for the first quarter of 2009.   Earnings in the first quarter of 2010 include gains of $546 million related to increases in the equity markets, the favourable impact on the policy liability valuation of fixed income investing activities and other investment related items.  These were partially offset by a tax related charge on leveraged lease investments of $99 million, unfavourable policyholder experience of $31 million and the impact of a stronger Canadian dollar. The results of the first quarters of 2010 and 2009 are expanded on below.

First quarter of 2010:

Of the $546 million of gains referred to above, gains of $328 million were reported on our variable annuity business as a result of the overall positive equity market performance and the performance of our variable annuity guarantee hedging program.  In addition, gains of $23 million resulted from the impact of the improved equity markets on capitalized variable universal life fees and equities supporting policy liabilities.

Gains on oil and gas investments and private equity investments of $83 million arose from fair market value increases in excess of the returns assumed in the valuation of policy liabilities.  These were mostly offset by fair market value losses of $67 million on real estate, timber and agriculture property.

The Company’s fixed income portfolio continued to perform very well relative to overall market conditions.  Net credit impairments were limited to $17 million, and actuarial charges related to credit downgrades were $15 million.  These amounts were only slightly higher than the expected credit losses assumed in the valuation of policy liabilities.

The remaining $211 million of gains referred to above primarily related to the favourable impact that the fixed income investing activities in the quarter had on the valuation of policy liabilities.   The small movement in interest rates during the quarter did not have a material impact on the valuation of our policy liabilities or our net income.

Policyholder experience was unfavourable in the first quarter and reduced earnings by $31 million largely due to claims and lapse experience in the U.S. Insurance business.  Recent long-term care morbidity experience has been unfavourable relative to expected levels. A comprehensive morbidity experience study will be completed in 2010 and if the recent level of experience is expected to continue, price increases and policy liability increases would be required.

Manulife Financial Corporation – 2010 Q1 Report

As previously reported, we increased our tax related provisions on leveraged lease investments by $99 million during the quarter.  This charge was partly offset by a release of $24 million in tax provisions related to the closure of prior year issues.

First quarter of 2009:

The net loss attributed to shareholders of $1,068 million for the first quarter of 2009 included charges as a result of the declines in the global equity markets of $1,361 million, unrealized losses on alternative investment asset classes of $277 million, credit related impairments of $121 million and downgrades of $72 million.

The equity market declines resulted in charges of $1,361 million, consisting of $1,106 million for variable annuity guarantees, $128 million of other than temporary impairments on equity positions in the Corporate and Other segment, $63 million on equity investments supporting non-experience adjusted policy liabilities and $64 million relating to reduced capitalized future fee income on variable universal life products and other fee income.

The unrealized losses on alternative investments related to our commercial real estate and private equities and resulted in a strengthening of policy liabilities.

In addition, there were two largely offsetting items, both primarily related to the Japan Variable Annuity business:  a charge of $268 million related to changes in actuarial methods and assumptions and a tax gain of $208 million.

Adjusted Earnings from Operations1

In our 2009 Annual Report we provided forward-looking information for “Adjusted Earnings from Operations”, which is a non-GAAP measure.  We estimated adjusted earnings from operations to be between $700 million and $800 million per quarter for 2010, based on exchange rates in effect at June 30, 2009.

Our estimate of adjusted earnings from operations for the first quarter ended March 31, 2010 excluded the following items, the net effect of which we are unable to reliably predict: equity  related gains and losses (to the extent actual gains and losses are different from those assumed in our estimates as described in footnote 2 to the “First Quarter Actual Adjusted Earnings from Operations and Reconciliation with GAAP Measure” table below); other than realized gains on our available-for-sale (“AFS”) equity portfolio; interest and other investment  related gains and losses; credit, other than temporary impairments (“OTTI”) and downgrades; policyholder experience gains and losses;  tax related  provisions on leveraged lease investments; other tax items such as the outcomes  of tax appeals and changes in tax rates; and changes in actuarial methods and assumptions.   We adjust for these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance.  We are unable to reliably predict the net effect of these items and adjusting for these items does not imply they are non-recurring.

First Quarter Actual Adjusted Earnings from Operations and Reconciliation with GAAP Measure

Adjusted earnings from operations for the first quarter of 2010 were $742 million, which is within our prior estimate of between $700 million and $800 million for each of the quarters of 2010.

1 Adjusted Earnings from Operations is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – 2010 Q1 Report

The following table reconciles adjusted earnings from operations to our reported net earnings for the first quarter:

(Canadian $ in millions)

Net income attributed to shareholders reported	$ 1,140
Items excluded from adjusted earnings from operations:
Corporate and Other segment net impairment – OTTI ($5 million) and credit impairments ($3 million)	(8)
Experience gains (losses) due to equity, interest rate, credit and other non-fixed income returns different from our best estimate policy liability assumptions (1)
Equity market appreciation, primarily related to variable annuity guarantee policy liabilities (2)	351
Actual credit experience. Net credit charge of $14 million and credit downgrade charges of $15 million (3)	(29)
Expected credit experience assumed in the valuation of policy liabilities	28
Oil & gas and private equities – changes in fair value relative to policy liability assumptions	83
Real estate, timber and agriculture properties – change in fair value relative to policy liability assumptions	(67)
Other (4)	188
Net policyholder experience losses (5)	(31)
Provisions on leveraged lease investments ($99 million) net of tax items related to closed tax years ($24 million)	(75)
Currency rates (6)	(42)
Total excluded items	$ 398
Adjusted earnings from operations	$ 742

(1)
As outlined in our accounting policies, policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of policy liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are projected using the current asset portfolios and projected re-investment strategies. Each assumption is adjusted by a margin for adverse deviation.  As a result of this methodology, experience gains (losses) arise when equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions.

(2)
Adjusted earnings from operations excludes the earnings impact from equity market changes that differ from our best estimate assumptions of growth of 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong.  For actuarial valuation purposes, these returns are reduced by margins for adverse deviation to determine net yields used in valuation.

(3)
The actual credit and downgrade charge in the liability segments excludes the impact on earnings of the reduction in policy liabilities for the expected experience.  The expected credit experience is included in the line labeled “Expected credit experience assumed in the valuation of policy liabilities”.

(4)
Other gains of $188 million include the favourable impact in the quarter of fixed income investing activities that improved the match between investments and the policy liability cash flows reflected in the valuation of policy liabilities.   The small movement in interest rates during the quarter did not have a material impact on earnings.  The difference between the $188 million in this table and the $211 million referred in under the section “Net Income” above, is due to the classification of the $5 million OTTI in the Corporate and Other segment and the classification of the $28 million expected credit experience assumed in the valuation of policy liabilities.

(5)	Policyholder experience was unfavourable in the first quarter and reduced earnings by $31 million largely due to claims and lapse experience in the U.S. Insurance business.

(6)
Adjusted earnings from operations excludes the impact of changes in currency exchange rates from those in effect at June 30, 2009 when we originally provided our estimate of this amount.  Since that time, the Canadian dollar has strengthened and the Canadian dollar equivalent of one U.S. dollar has declined from $1.1625 as at June 30, 2009 to $1.0156 as at March 31, 2010.   The average daily exchange rate for the quarter was $1.0401.  This decline has reduced reported net income by $42 million during the quarter.

Estimated Adjusted Earnings from Operations for the remaining quarters of 2010

Given the current economic conditions including the volatility of equity markets, interest rates, the impact of current economic conditions on credit and other factors, we are providing forward-looking information for financial periods for all future quarters in 2010 for adjusted earnings from operations.  We estimate adjusted earnings from operations to be between $700 million and $800 million per quarter based on exchange rates in effect at June 30, 2009. As noted in the “First Quarter Actual Adjusted Earnings from Operations and Reconciliation with GAAP Measure” table above, in the first quarter the Canadian dollar strengthened compared to the June 30, 2009 assumption, the impact of which was to reduce net income attributed to

Manulife Financial Corporation – 2010 Q1 Report

shareholders by $42 million compared with adjusted earnings from operations.  However we cannot reliably estimate what exchange rates will be for the rest of 2010 and have therefore continued to use exchange rates in effect at June 30, 2009 in providing our estimate of adjusted earnings from operations for the remaining quarters for 2010.  If we had used the exchange rates in effect as at March 31, 2010, our estimate of adjusted earnings from operations per quarter for 2010 would have been between $650 million and $750 million.  Credit losses in the first quarter exceeded our long-term assumptions by only $1 million, and changes in the fair value of our non-fixed income assets exceeded the investment assumptions for the policy liabilities and resulted in a net gain.  We cannot reliably predict the impact of credit or non-fixed income returns for the remainder of 2010 and have therefore continued to use our long-term assumptions in the estimated adjusted earnings from operations for the remainder of 2010.  Estimated adjusted earnings from operations would imply a return on common shareholders’ equity of approximately ten per cent.

The information in this section is forward-looking information and should be read in conjunction with the section below entitled “Caution Regarding Forward-Looking Statements”. This discussion should not be considered earnings guidance, particularly as it is not possible to predict near term market conditions and because adjusted earnings from operations excludes items that are included in GAAP net income or loss.  Estimated adjusted earnings from operations are based on assumptions that include our book of business, equity market growth as described in footnote (2) to the “First Quarter Actual Adjusted Earnings from Operations and Reconciliation with GAAP Measure” table above, foreign currency rates that are consistent with levels as at June 30, 2009, and other investment returns and policyholder experience consistent with our current best estimate actuarial assumptions.  As a result, it would exclude items such as:  experience gains (losses) because equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions (the assumptions for equity investments are described in footnote (2) to the “First Quarter Actual Adjusted Earnings from Operations and Reconciliation with GAAP Measure” table above); credit and OTTI losses on assets in the Corporate and Other segment; policyholder experience gains and losses; tax related provisions on leveraged lease investments; resolution of uncertain tax positions as a result of settlements or closing of tax years; changes in tax rates; changes in accounting policies; and changes in actuarial methods and assumptions.  It would, however, include gains, but not net losses or other impairments, realized on AFS assets.  We adjust for these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance.  We are unable to reliably predict the net effect of these items and adjusting for these items does not imply they are non-recurring.

Actual reported quarterly results will differ from estimated adjusted earnings from operations as a result of any changes in the factors outlined above.  See also “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports for other factors that could impact adjusted earnings from operations and actual reported results.

Earnings per Share and Return on Common Shareholders’ Equity 2

Earnings per common share on a fully diluted basis for the first quarter of 2010 were $0.64 compared to a loss per share of $0.67 for the first quarter in 2009.  Return on common shareholders’ equity was 16.8 per cent for the first quarter of 2010 (minus 16.2 per cent for the first quarter of 2009).

Premiums and Deposits 3

Premiums and deposits for the insurance businesses amounted to $5.2 billion for the first quarter of 2010, representing an increase of seven per cent over the prior year, on a constant currency basis. The increase is attributed to growth in the in-force business.

Premiums and deposits for the wealth businesses excluding variable annuities amounted to $9.7 billion for the first quarter of 2010, representing an increase of 13 per cent on a constant currency4 basis.  The stronger equity markets contributed to the mutual fund deposit growth, which was partially offset by lower fixed product sales in both U.S. and Canada.

2 Return on common shareholders’ equity is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

3  Premiums and deposits is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

4 Constant currency basis is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – 2010 Q1 Report

Premiums and deposits for variable annuity products were $2.2 billion, a decrease of 40 per cent from the prior year on a constant currency basis, consistent with the decline in sales.

Funds under Management 5

Total funds under management as at March 31, 2010 were $446 billion, an increase of $41 billion over March 31, 2009.   Contributing to the increase were $21 billion of net positive policyholder cash flows, $85 billion related to investment returns, $3.8 billion related to the acquisition of AIC Limited’s retail investment fund business, $1.8 billion or 49 per cent of ABN AMRO TEDA Fund Management Co. Ltd.’s (“Manulife TEDA”) assets under management, $3.9 billion of capital issuances and $1.6 billion of medium term notes issued.  The stronger Canadian dollar reduced funds under management by approximately $77 billion and the repayment of the credit facility reduced funds under management by $2.0 billion.

Capital 6

Total capital was $33.6 billion as at March 31, 2010, $3.4 billion higher than $30.2 billion as at March 31, 2009.  Capital issuances totaled $3.9 billion – $2.5 billion of common shares, $0.4 billion of preference shares and $1.0 billion of Innovative Tier 1 notes. Capital also increased as a result of $1.3 billion of net unrealized gains on AFS assets and $3.5 billion of net income.  These increases were partially offset by the $4.5 billion negative impact of the strengthened Canadian dollar and $0.9 billion of shareholder dividends paid in cash.

The Manufacturers Life Insurance Company’s (“MLI”) consolidated regulatory capital ratio, Minimum Continuing Capital and Surplus Requirements (“MCCSR”), was 250 per cent as at March 31, 2010, an increase of ten points from 240 per cent as at December 31, 2009.   The ten point increase was because net income during the quarter increased available capital and the improvements in the equity market reduced the required capital to support variable annuity guarantees.

PERFORMANCE BY DIVISION

U.S. Insurance

	Quarterly Results
Canadian dollars	1Q10	4Q09	1Q09
Net Income (Loss) Attributed to Shareholders (millions)	131	(117)	(92)
Premiums and Deposits (millions)	1,702	3,034	1,893
Funds under Management (billions)	70.0	66.6	71.0

U.S. dollars
Net Income (Loss) Attributed to Shareholders (millions)	126	(111)	(74)
Premiums and Deposits (millions)	1,636	2,874	1,520
Funds under Management (billions)	68.9	63.6	56.3

U.S. Insurance reported net income attributed to shareholders of US$126 million for the first quarter of 2010, compared with a net loss of US$74 million a year earlier.   Included in the first quarter of 2010 are net experience gains of US$97 million (2009 – losses of US$129 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. Excluding these items from both quarters, net income declined US$26 million primarily due to higher new business strain and unfavourable long-term care morbidity experience.  A comprehensive morbidity experience study will be completed in 2010 and if the recent level of experience is expected to continue, price increases and policy liability increases would be required.  In both the first quarter of 2010 and 2009, John Hancock Life has reported losses with respect to policyholder lapses.  On a Canadian dollar basis the net income attributed to shareholders for the first quarter of 2010 was $131 million compared with a net loss of $92 million in 2009.

5  Funds under management is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

6 Capital is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – 2010 Q1 Report

Premiums and deposits for the quarter were US$1.6 billion, an increase of eight per cent over the first quarter of 2009 primarily due to the combination of higher Federal Long Term Care Insurance Program deposits, where John Hancock is now the sole carrier, and increased universal life premiums.

Funds under management were US$68.9 billion, up 22 per cent from March 31, 2009 due to business growth over the last 12 months, an increase in the market value of funds under management and the deposit received in the fourth quarter of 2009 related to the Federal Long Term Care Insurance Program.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	1Q10	4Q09	1Q09
Net Income (Loss) Attributed to Shareholders (millions)	350	671	(629)
Premiums and Deposits (millions)	7,440	6,727	8,660
Funds under Management (billions)	178.3	177.4	164.1

U.S. dollars
Net Income (Loss) Attributed to Shareholders (millions)	336	635	(505)
Premiums and Deposits (millions)	7,153	6,370	6,952
Funds under Management (billions)	175.6	169.5	130.2

U.S. Wealth Management reported net income attributed to shareholders of US$336 million for the first quarter of 2010, compared with a net loss of US$505 million a year earlier.  Included in the first quarter of 2010 are net experience gains of US$169 million (2009 – losses of US$715 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. Excluding these items from both quarters, net income declined US$43 million due to the lower expected release of variable annuity guarantee reserves as a result of lower policy liabilities, the non-recurrence of tax benefits received in 2009 as a result of the successful outcome of certain tax appeals and the costs associated with hedging new, and a portion of the prior years’ in-force, variable annuity business. Increased fee income from higher average assets under management partially offset these decreases in earnings.  On a Canadian dollar basis, net income attributed to shareholders for the first quarter of 2010 was $350 million, compared with a net loss of $629 million reported a year earlier.

Premiums and deposits, excluding variable annuities, for the quarter were US$6.5 billion, up 32 per cent from US$4.9 billion for the first quarter of 2009.  Higher sales in John Hancock Wealth Asset Management driven by the equity market recovery and increased consumer confidence were partially offset by a decline in John Hancock Fixed Products sales.   Premiums and deposits of variable annuities were US$0.7 billion, down significantly from the US$2.1 billion in the first quarter of 2009 as a result of ongoing risk management initiatives.

Funds under management were US$175.6 billion, up 35 per cent from March 31, 2009.  The increase was driven by a combination of strong investment returns and net policyholder cash flows partially offset by US$1.4 billion of scheduled maturities in John Hancock Fixed Products over the last twelve months.

Canadian Division

	Quarterly Results
Canadian dollars	1Q10	4Q09	1Q09
Net Income (Loss) Attributed to Shareholders (millions)	301	384	(88)
Premiums and Deposits (millions)	4,480	4,096	4,430
Funds under Management (billions)	104.4	102.7	83.8

Canadian Division reported net income attributed to shareholders of $301 million for the first quarter of 2010 compared to a net loss of $88 million a year earlier. Net income for the first quarter of 2010 included net experience gains of $84 million (2009 – losses of $284 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from best estimate policy liability assumptions. Excluding these items from both quarters, shareholders’ net income increased by $21 million driven by growth in asset levels in our

Manulife Financial Corporation – 2010 Q1 Report

wealth management and Manulife Bank operations, partially offset by the costs associated with hedging variable annuity guarantees and lower allocated interest on surplus.  Net income also included a release of $14 million in tax provisions related to the closure of prior year issues.

Premiums and deposits, excluding variable annuities, for the quarter were $3.8 billion, up six per cent from $3.6 billion reported in the first quarter of 2009.  Premiums and premium equivalents in the insurance businesses were $2.2 billion, consistent with the first quarter of 2009.  Retail mutual fund deposits of $355 million were more than triple first quarter 2009 levels, reflecting the Company’s increased focus on its mutual fund platform and improving fund performance in a more stable economic environment.  Strong sales in the retirement savings market also contributed to the year over year increase. Sales of retail fixed rate products were down from the record levels of a year ago when consumers sought the safety of fixed returns in a volatile investment market.  Deposits for variable annuity products for the quarter were $0.7 billion, compared to $0.9 billion a year ago.

Funds under management were $104.4 billion as at March 31, 2010, an increase of 25 per cent from a year ago. Positive net sales of wealth products excluding variable annuities, combined with the favourable impact of market appreciation and the 2009 acquisition of the retail investment funds of AIC Limited, were key contributors to the increase. In addition, continued growth in Manulife One drove a 14 per cent rise in Manulife Bank invested assets.

Asia and Japan Division

	Quarterly Results
Canadian dollars	1Q10	4Q09	1Q09
Net Income Attributed to Shareholders (millions)	427	291	146
Premiums and Deposits (millions)	2,423	2,036	2,846
Funds under Management (billions)	58.8	57.2	53.6

U.S. dollars
Net Income Attributed to Shareholders (millions)	412	274	118
Premiums and Deposits (millions)	2,330	1,926	2,286
Funds under Management (billions)	57.9	54.7	42.5

Asia and Japan Division recorded net income attributed to shareholders of US$412 million for the first quarter of 2010 compared to US$118 million a year earlier.  Included in the first quarter of 2010 were net experience gains of US$184 million (2009 – losses of US$238 million)  as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy assumptions.  Excluding these experience gains from both quarters and a one-time tax benefit recorded in the first quarter of 2009 related to variable annuities, shareholders’ net income improved by US$39 million driven by new business and growth in in-force business.

Premiums and deposits, excluding variable annuities, for the quarter were US$1.6 billion, down 10 per cent from US$1.8 billion reported in the first quarter of 2009. Strong insurance premiums growth contributed by all the territories as a result of new product launches and larger in-force business was more than offset by lower money market fund sales in Taiwan and the non-recurrence of the one-time top up of pension funds by the Hong Kong government in the first quarter of 2009.  Premiums and deposits for variable annuity products for the quarter were US$0.7 billion, up 43 per cent from US$0.5 billion reported in the first quarter of 2009.  Variable annuity sales in Japan increased in advance of April 1, 2010 tax changes.

Funds under management as at March 31, 2010 were US$57.9 billion, up US$15.4 billion from March 31, 2009. Growth was driven by the positive impact of improving equity market performance across the territories in the past twelve months together with net policyholder cash inflows of US$3.6 billion and US$1.8 billion representing 49 per cent of Manulife TEDA’s assets under management.

Manulife Financial Corporation – 2010 Q1 Report

Reinsurance Division

	Quarterly Results
Canadian dollars	1Q10	4Q09	1Q09
Net Income Attributed to Shareholders (millions)	54	92	59
Premiums and Deposits (millions)	246	279	285

U.S. dollars
Net Income Attributed to Shareholders (millions)	51	87	48
Premiums and Deposits (millions)	237	265	229

Reinsurance Division’s net income attributed to shareholders for the first quarter of 2010 was US$51 million compared to US$48 million a year earlier.  The increase was primarily due to the favourable impact of the increase in the U.S. equity markets on the change in variable annuity guarantee reserves as well as improved investment results.  These increases were largely offset by unfavourable claims experience in Life Reinsurance resulting from higher claims and experience refund provisions.

Premiums for the quarter were US$237 million, up three per cent from US$229 million reported in the same quarter of 2009.  The increase in International Group Program premiums arising from an increase in volumes and the impact of the strengthening of the Euro against the U.S. dollar was partially offset by higher experience refunds in Life Reinsurance.

Corporate and Other

	Quarterly Results
Canadian dollars	1Q10	4Q09	1Q09
Net Loss Attributed to Shareholders (millions)	(123)	(453)	(464)
Funds under Management (billions)	32.6	33.0	30.2

Corporate and Other is comprised of the earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial methods and assumptions, Investment Division’s external asset management business, the John Hancock Accident and Health operation, which primarily consists of contracts in dispute, and other non operating items.

Corporate and Other reported a net loss attributed to shareholders of $123 million in the first quarter of 2010 compared to a net loss of $464 million a year earlier.  The current quarter loss includes realized gains of $44 million on the AFS equity portfolio.  It also includes a tax related provision of $99 million on leveraged lease investments.  Earnings in the first quarter of 2009 included charges of $268 million for changes in actuarial methods and assumptions and $128 million for other than temporary equity impairments.

Funds under management as at March 31, 2010 were $32.6 billion, up eight per cent from March 31, 2009. Funds under management include assets managed by MFC GIM on behalf of institutional clients of $23.1 billion as at March 31, 2010 compared to $24.2 billion as at March 31, 2009.   The increase due to equity market appreciation and net sales was more than offset by the impact of the stronger Canadian dollar.  The Company’s own funds were $9.6 billion at March 31, 2010, up $3.4 billion compared to the prior year, largely due to funds received from debt and share capital issuances in the past twelve months.  MFC GIM also manages $91.9 billion of assets that are included in the segregated funds, mutual funds and other managed funds of the operating divisions.

Manulife Financial Corporation – 2010 Q1 Report

Risk Management

Overview

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks.  We manage these risks within an enterprise-wide risk management framework.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in Management’s Discussion and Analysis (“MD&A”) in our 2009 Annual Report and the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports.

Caution related to risk exposures

The risk exposure measures expressed below primarily include the sensitivity of shareholders’ economic value and net income attributed to shareholders. These risk exposures include the sensitivity due to specific changes in market prices projected using internal models as at a specific date, and are measured relative to a starting level reflecting our assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Off-Balance Sheet Products and General Fund Equity Market Risk Exposure Measures

i)  Variable annuity investment related guarantees

Of the variable annuity investment related guarantees, 51 per cent of the guarantee value was either hedged or reinsured at March 31, 2010 compared to 35 per cent at December 31, 2009.

The table below shows selected information regarding the Company’s variable annuity investment related guarantees:

As at			March 31, 2010			December 31, 2009
(Canadian $ in millions)	Guarantee value	Fund value	Amount at risk (3)	Guarantee value	Fund value	Amount at risk (3)
Gross living benefits(1)	$91,531	$84,521	$11,135	$92,183	$83,693	$12,710
Gross death benefits(2)	17,572	12,964	3,842	18,455	13,282	4,414
Total gross benefits	$109,103	$97,485	$14,977	$110,638	$96,975	$17,124
Living benefits reinsured	$7,653	$5,703	$1,957	$8,012	$5,818	$2,200
Death benefits reinsured	5,619	4,467	1,373	5,985	4,639	1,577
Total reinsured	$13,272	$10,170	$3,330	$13,997	$10,457	$3,777
Total, net of reinsurance	$95,831	$87,315	$11,647	$96,641	$86,518	$13,347
Living benefits hedged	$38,766	$38,116	$3,080	$24,399	$24,137	$1,782
Death benefits hedged	3,511	2,067	436	481	317	10
Total hedged	$42,277	$40,183	$3,516	$24,880	$24,454	$1,792
Living benefits retained	$45,112	$40,702	$6,098	$59,772	$53,738	$8,728
Death benefits retained	8,442	6,430	2,033	11,989	8,326	2,827
Total, net of reinsurance and hedging	$53,554	$47,132	$8,131	$71,761	$62,064	$11,555

(1)
Living benefits include maturity/income/withdrawal/long-term care benefits.  Where a policy also includes a death benefit, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (2).

(2)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(3)	Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable.

Manulife Financial Corporation – 2010 Q1 Report

Variable annuity guarantees are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values.  If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.  The policy liability established for these benefits was $1,125 million at March 31, 2010 (December 31, 2009 – $1,671 million).  The reduction is due primarily to the impact of improved equity markets reducing the current and projected in-the-money exposures.

ii)	Impact on shareholders’ economic value arising from variable products and other managed assets public equity market price risk

The impact on shareholders’ economic value from changes in the market value of equities within the segregated funds of variable products, mutual funds and institutional asset management operations is calculated as the change in net present value of expected future after-tax cash flows related to managing these assets and/or providing guarantees, including fee income, expense and benefit payments, discounted at market yields.  The present value of expected future after-tax cash flows related to variable product guarantees is the average, across all investment return scenarios, of the net present value of projected future guaranteed benefit payments, reinsurance settlements and fee income allocated to support the guarantees, as well as the asset portfolio, including derivatives, assigned to hedge the guarantees.

The asset portfolio designed to hedge the guarantees consists of cash and derivatives. We short exchange traded equity index and government bond futures and execute lengthening interest rate swaps in order to manage the sensitivity of policy liabilities to fund performance and interest rate movements arising from variable annuity guarantees. We dynamically rebalance these hedge instruments as market conditions change in order to maintain the hedged position within internally established limits. The profit (loss) on the hedge instruments may not fully offset the (losses) gains related to the guarantee liabilities hedged because:

(a)	the performance of the underlying funds hedged may differ from the performance of the derivatives held within the hedge portfolio;
(b)	the performance on a small portion of the underlying funds is not hedged due to lack of availability of exchange traded derivatives that would provide an effective hedge;
(c)	a portion of interest rate risk is not hedged;
(d)	policy liabilities embed some provisions for adverse deviation which are not hedged; and
(e)	not all other risks are hedged (see MD&A in the 2009 Annual Report).

In determining the risk exposure measures related to a change in market value of equity funds we have applied the following assumptions for the effectiveness of the hedging program portion.  For a ten, 20 and 30 per cent decrease in the market value of equities within the segregated funds of variable annuities, the profit from the hedge portfolio is assumed to offset 90, 85 and 80 per cent, respectively, of the loss arising from the change in policy liabilities of the hedged guarantees.   For a ten, 20 and 30 per cent increase in the market value of equities within the segregated funds of variable annuities, the loss from the hedge portfolio is assumed to be ten, 15 and 20 per cent greater, respectively, than the gain arising from the change in policy liabilities of the hedged guarantees. These assumptions are included in the table below and the tables under iii), iv) and v) below.  Actual experience may vary from these assumptions.

The table below shows the potential impact on shareholders’ economic value of an immediate ten, 20 and 30 per cent change in the market value of equities within the variable products and other managed assets.

Manulife Financial Corporation – 2010 Q1 Report

As at
(Canadian $ in millions)	March 31, 2010			December 31, 2009
Decrease in market value of equity funds (1)	10%	20%	30%	10%	20%	30%
Market-based fees	$(460)	$(940)	$(1,430)	$(470)	$(960)	$(1,480)
Variable product guarantees	(320)	(810)	(1,480)	(450)	(1,080)	(1,930)
Total	$(780)	$(1,750)	$(2,910)	$(920)	$(2,040)	$(3,410)

Increase in market value of equity funds (1)	10%	20%	30%	10%	20%	30%
Market-based fees	$480	$980	$1,480	$490	$1,000	$1,520
Variable product guarantees	210	340	410	290	490	600
Total	$690	$1,320	$1,890	$780	$1,490	$2,120

(1) See “Caution related to risk exposures” above.

iii)	Impact on net income attributed to shareholders arising from variable products public equity market price risk

The following table shows the potential impact on annual net income attributed to shareholders arising from variable products, including the impact on segregated fund fee income, of an immediate ten, 20 and 30 per cent decline and a ten per cent increase in the market values of equities within the segregated funds followed by a return to normal market growth assumptions.  The assumptions with respect to performance of the variable annuity hedging program are outlined in section ii) above (Impact on shareholders’ economic value arising from variable products and other managed assets public equity market price risk).

Change in market value of equity funds (1)

(Canadian $ in millions)	As at March 31, 2010	As at December 31, 2009
10% decline	$ (1,000)	$ (1,100)
20% decline	(2,200)	(2,600)
30% decline	(3,600)	(4,400)
10% increase	800	900

(1)  See “Caution related to risk exposures” above.

iv)	Impact on net income attributed to shareholders arising from both variable product and from the general fund market price risk for public equities

The following table adds the sensitivities to a change in market value of public traded equities on policy liabilities for other than variable products, to the sensitivities in table iii) above (“Impact on net income attributed to shareholders arising from variable products public equity market price risk”).

Change in market value of equity funds (1)

(Canadian $ in millions)	As at March 31, 2010	As at December 31, 2009
10% decline	$(1,100)	$(1,200)
20% decline	(2,400)	(2,800)
30% decline	(3,900)	(4,600)
10% increase	900	1,000

(1) See “Caution related to risk exposures” above.

Manulife Financial Corporation – 2010 Q1 Report

v)           Impact on MLI’s MCCSR ratio from general fund and variable products public equity market price risk

Changes in equity markets also impact our available and required components of the MCCSR calculation.  The following table shows the potential impact to MLI’s MCCSR ratio of an immediate ten, 20 and 30 per cent decline and a ten per cent increase in public equity market values.

Change in market value of equity funds (1)
	As at March 31, 2010	As at December 31, 2009
	(percentage points)	(percentage points)
10% decline	(10)	(11)
20% decline	(23)	(25)
30% decline	(39)	(42)
10% increase	9	13

(1) See “Caution related to risk exposures” above.

TAX RELATED CONTINGENCY

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. During the three months ended March 31, 2010, we recorded additional charges of $99 million after tax related to these provisions. We continue to believe that deductions originally claimed in relation to these arrangements are appropriate and the Company has filed a case challenging the IRS in United States Tax Court. Should the tax attributes of all our leveraged leases be fully denied, the maximum after-tax exposure including interest is estimated to be an additional US$193 million as at March 31, 2010.

ACCOUNTING MATTERS AND CONTROLS

Critical Accounting and Actuarial Policies

Our significant accounting policies are described in note 1 to the annual consolidated financial statements on pages 81 to 85 of our 2009 Annual Report. Significant estimation processes relate to the determination of policy liabilities, evaluation of invested asset impairment, assessment of variable interest entities, determination of pension and other post-employment benefit obligations and expenses, income taxes and valuation of goodwill and intangible assets as described on pages 56 to 63 of our 2009 Annual Report.  In addition, in the determination of the fair values of financial instruments, where observable market data is not available, management applies judgment in the selection of valuation models.

Changes in internal control over financial reporting
No changes were made in our internal control over financial reporting during the three months ended March 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Audit Committee

As in prior quarters, MFC’s Audit Committee reviewed this MD&A and the unaudited interim summary consolidated financial statements and MFC’s Board of Directors approved this MD&A prior to its release.

Future Accounting and Reporting Changes

Transition to International Financial Reporting Standards (“IFRS”)

Publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011.  The Company will adopt IFRS in its quarterly and annual reports starting with the first quarter of 2011 and will provide corresponding comparative financial information for 2010.

Throughout the first quarter of 2010, we continued to manage the implementation of IFRS through the completion of activities and deliverables in accordance with our overall transition plan which currently remains on-track.   The Company has not yet finalized its accounting policy decisions and first time adoption elections but expects to complete this exercise later this year.  Until this process is complete, the impact of adopting IFRS on the Company's future financial position and future results cannot be determined.

Manulife Financial Corporation – 2010 Q1 Report

Based on our current analysis of the identified differences between Canadian accounting requirements and IFRS effective January 1, 2011, with the exception of the potential impairment of goodwill upon transition, we do not expect these accounting differences to have a significant impact on the financial statements in 2011.  The requirement to perform goodwill impairment testing at the cash generating unit level under IFRS, a more granular level than a reporting unit level under Canadian GAAP, may result in an impairment charge to be reflected in opening retained earnings upon adoption of IFRS in 2011, which could be material.

Please refer to our 2009 Annual Report for additional information on IFRS, including potential impacts on regulatory capital for potential IFRS changes beyond 2011.

TRANSACTIONS WITH RELATED PARTIES

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are VIEs.  Note 17 of our 2009 annual consolidated financial statements describe the entities with which the Company has significant relationships.

Manulife Financial Corporation – 2010 Q1 Report

QUARTERLY FINANCIAL INFORMATION

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended, (Canadian $ in millions, except per share amounts)	Mar. 31, 2010	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008
Revenue
Premium income
Life and health insurance (1)	$3,269	$3,582	$3,601	$3,591	$4,278	$4,460	$4,017	$3,865
Annuities and pensions	1,126	1,149	1,922	2,129	2,694	2,562	1,841	1,507
Total premium income	$4,395	$4,731	$5,523	$5,720	$6,972	$7,022	$5,858	$5,372
Investment income	2,042	2,061	2,082	2,061	1,837	1,786	1,750	2,230
Realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes (2)	1,149	(1,441)	4,661	2,145	(2,103)	1,519	(3,150)	(1,462)
Other revenue	1,579	1,620	1,486	1,459	1,293	1,323	1,369	1,418
Total revenue	$9,165	$6,971	$13,752	$11,385	$7,999	$11,650	$5,827	$7,558
Income (loss) before income taxes	$1,355	$981	$(701)	$1,695	$(2,127)	$(2,596)	$677	$1,345
Income tax (expense) recovery	(207)	(136)	563	89	1,056	727	(170)	(347)
Net income (loss)	$1,148	$845	$(138)	$1,784	$(1,071)	$(1,869)	$507	$998
Net income (loss) attributed to shareholders	$1,140	$868	$(172)	$1,774	$(1,068)	$(1,870)	$510	$1,008

Basic earnings (loss) per common share	$0.64	$0.51	$(0.12)	$1.09	$(0.67)	$(1.24)	$0.34	$0.67
Diluted earnings (loss) per common share	$0.64	$0.51	$(0.12)	$1.09	$(0.67)	$(1.24)	$0.33	$0.66
Segregated funds deposits	$7,204	$7,343	$6,091	$7,391	$8,259	$8,847	$7,689	$8,472
Total assets – general fund	$205,935	$205,140	$208,075	$207,768	$214,055	$211,025	$181,914	$180,071
Segregated funds net assets	$194,149	$191,741	$188,148	$178,161	$164,464	$165,380	$166,098	$176,395

Weighted average common shares (in millions)	1,758	1,669	1,615	1,611	1,610	1,519	1,492	1,497
Diluted weighted average common shares (in millions)	1,763	1,673	1,615	1,616	1,610	1,519	1,503	1,508
Dividends per common share	$0.13	$0.13	$0.13	$0.26	$0.26	$0.26	$0.26	$0.24
CDN$ to $1US – Balance Sheet	1.0156	1.0466	1.0722	1.1625	1.2602	1.2246	1.0599	1.0186
CDN$ to $1US – Statement of Operations	1.0401	1.0562	1.0979	1.1668	1.2456	1.2118	1.0411	1.0101

(1)
At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported on the income statement.

(2)
For fixed income assets supporting policy liabilities and for equities supporting pass through products, the impact of realized and unrealized (losses) gains on the assets is largely offset in the change in actuarial liabilities.

QUARTERLY DIVIDEND

On May 6, 2010, our Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of MFC, payable on or after June 21, 2010 to shareholders of record at the close of business on May 18, 2010.

Manulife Financial Corporation – 2010 Q1 Report

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after June 19, 2010 to shareholders of record at the close of business on May 18, 2010.

•	Class A Shares Series 1 – $0.25625 per share
•	Class A Shares Series 2 – $0.29063 per share
•	Class A Shares Series 3 – $0.28125 per share
•	Class A Shares Series 4 – $0.4125 per share
•	Class 1 Shares Series 1 – $0.35 per share

OUTSTANDING SHARES – SELECTED INFORMATION

Class A Shares Series 1

As at May 7, 2010, MFC had 14 million Class A Shares Series 1 (“Series 1 Preferred Shares”) outstanding at a price of $25.00 per share, for an aggregate amount of $350 million. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10%. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC on or after June 19, 2010, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95% of the then market price of MFC common shares.

Common Shares

As at May 7, 2010, MFC had 1,761 million common shares outstanding.

PERFORMANCE AND NON-GAAP MEASURES

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include:  Adjusted Earnings from Operations, Return on Common Shareholders’ Equity; Constant Currency Basis; Premiums and Deposits; Funds under Management; Capital; and Impact on Shareholders’ Economic Value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

In our 2009 Annual Report in the section entitled “Estimated Adjusted Earnings from Operations for 2010”, the Company estimated Adjusted Earnings from Operations for all quarters in 2010, which constitutes forward-looking information, in accordance with the methods outlined under “Financial Highlights – Adjusted Earnings from Operations” above.   In this report, we have compared our estimate of adjusted earnings from operations with the adjusted earnings from operations for the first quarter excluding specified items that were excluded in arriving at our estimate of adjusted earnings from operations.  The Company believes these measures are useful to investors given the current economic conditions including the volatility of equity markets, interest rates and other factors.

Return on common shareholders’ equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Manulife Financial Corporation – 2010 Q1 Report

Return on Equity
(Canadian $ in millions)	Quarterly Results
	1Q10	4Q09	1Q09
Net income (loss) available to common shareholders per Consolidated Statements of Operations	$1,120	$848	$(1,075)

Opening total equity available to common shareholders	$27,405	$24,812	$26,496
Closing total equity available to common shareholders	27,816	27,405	25,442
Weighted average total equity available to common shareholders	$27,610	$26,108	$25,969
Opening AOCI on AFS securities and cash flow hedges per Consolidated Balance Sheets	$564	$442	$(846)
Closing AOCI on AFS securities and cash flow hedges per Consolidated Balance Sheets	633	564	(917)
Adjustment for average AOCI	$(598)	$(503)	$882
Weighted average total equity available to common shareholders excluding average AOCI adjustment	$27,012	$25,605	$26,851

ROE based on weighted average total equity available to common shareholders (annualized)	16.5%	12.9%	(16.8)%
ROE based on weighted average total equity available to common shareholders excluding average AOCI adjustment (annualized)	16.8%	13.1%	(16.2)%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the first quarter of 2009.

Premiums and deposits is a measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums net of reinsurance, reported as premiums on the Consolidated Statement of Operations, (ii) premium equivalents for administration only group benefit contracts, (iii) premiums in the Canadian Group Benefit’s reinsurance ceded agreement, (ii) segregated fund deposits, excluding seed money, (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts, and (v) other deposits in other managed funds.

Premiums and Deposits
(Canadian $ in millions)	Quarterly Results
	1Q10	4Q09	1Q09
Premium income per Consolidated Statements of Operations	$4,395	$4,731	$6,972
Deposits from Policyholders per Consolidated Statements of Segregated Funds Changes in Net Assets	7,204	7,343	8,259
Premiums and deposits per financial statements	$11,599	$12,074	$15,231
Mutual fund deposits	2,966	2,378	2,096
Institutional advisory account deposits	847	363	1,181
ASO premium equivalents	676	663	669
Group Benefits ceded premiums	906	919	-
Other fund deposits	144	138	124
Total premiums and deposits	$17,138	$16,535	$19,301
Currency impact	2,310	2,059	-
Constant currency premiums and deposits	$19,448	$18,594	$19,301

Manulife Financial Corporation – 2010 Q1 Report

Funds under management is a measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds Under Management
(Canadian $ in millions)	Quarterly Results
	1Q10	4Q09	1Q09
Total invested assets per Consolidated Balance Sheets	$188,308	$187,470	$191,132
Total segregated funds net assets held by the Company per Consolidated Statements of Segregated Funds	193,103	190,665	163,879
Funds under management per financial statements	$381,411	$378,135	$355,011
Mutual funds	36,766	33,370	24,001
Institutional advisory accounts (excluding segregated funds)	20,866	20,906	20,798
Other funds	7,419	7,206	5,597
Total funds under management	$446,462	$439,617	$405,407
Currency impact	76,572	63,636	-
Constant currency funds under management	$523,034	$503,253	$405,407

The definition we use for capital serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of:  total equity excluding AOCI on cash flow hedges; non-controlling interest in subsidiaries; and liabilities for preferred shares and qualifying capital instruments.

Capital
(Canadian $ in millions)	Quarterly Results
	1Q10	4Q09	1Q09
Total equity per Consolidated Balance Sheets	$29,326	$28,907	$26,581

Less AOCI (loss) on cash flow hedges per Consolidated Balance Sheets	(54)	(48)	(272)
Add liabilities for preferred shares and qualifying capital instruments	4,022	4,037	3,139
Add non-controlling interest in subsidiaries	246	202	222
Total capital	$33,648	$33,194	$30,214

Impact on shareholders’ economic value is one of the measures we use to describe the potential impact of changes in equity markets and interest rates. Our method of calculating the impact on shareholders’ economic value is set out in the relevant sections above where the impact is disclosed.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements with respect to our estimated adjusted earnings from operations referred to above under “Financial Highlights – Adjusted Earnings from Operations”.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations and movements in credit spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ability to

Manulife Financial Corporation – 2010 Q1 Report

execute strategic plans and changes to strategic plans; changes in laws and regulations; changes in accounting standards; downgrades in our financial strength or credit ratings; the ability to maintain the Company’s reputation; level of competition and consolidation; the ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the ability to implement effective hedging strategies; the ability to source appropriate non-fixed income assets to back the Company’s long dated liabilities; the realization of losses arising from the sale of investments classified as available for sale; the accuracy of estimates used in applying accounting policies and actuarial methods used by the Company; Company liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability or adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; the ability to adapt products and services to the changing market; the ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with the Company’s non-North American operations; acquisitions and the ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems;  environmental concerns; and the ability of the Company to protect its intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

This MD&A should be read in conjunction with the unaudited interim summary consolidated financial statements of the Company as at and for the three months ended March 31, 2010 and 2009 and the MD&A and audited consolidated financial statements contained in Manulife’s 2009 Annual Report.  This MD&A is current as of May 7, 2010.

Manulife Financial Corporation – 2010 Q1 Report

Consolidated Balance Sheets

As at	March 31,	December 31,	March 31,
(Canadian $ in millions, unaudited)	2010	2009	2009
Assets
Invested assets (note 3)
Cash and short-term securities	$17,289	$18,780	$18,062
Securities
Bonds	88,090	85,107	84,295
Stocks	9,967	9,688	7,946
Loans
Mortgages	30,605	30,699	31,795
Private placements	22,123	22,912	26,235
Policy loans	6,495	6,609	7,746
Bank loans	2,468	2,457	2,439
Real estate	5,798	5,897	6,491
Other investments	5,473	5,321	6,123
Total invested assets	$188,308	$187,470	$191,132
Other assets
Accrued investment income	$1,663	$1,540	$1,792
Outstanding premiums	734	812	751
Goodwill and intangible assets	8,930	9,127	10,215
Derivatives (note 4)	2,646	2,680	6,590
Miscellaneous	3,654	3,511	3,575
Total other assets	$17,627	$17,670	$22,923
Total assets	$205,935	$205,140	$214,055
Segregated funds net assets	$194,149	$191,741	$164,464
Liabilities and Equity
Policy liabilities	$140,916	$141,687	$150,268
Deferred realized net gains	103	108	120
Bank deposits	15,303	14,735	13,481
Consumer notes	1,225	1,291	1,642
Long-term debt	3,307	3,308	3,602
Future income tax liability	1,305	1,178	1,184
Derivatives (note 4)	2,548	2,656	5,657
Other liabilities	7,087	6,487	7,615
	$171,794	$171,450	$183,569
Liabilities for preferred shares and capital instruments	4,569	4,581	3,683
Non-controlling interest in subsidiaries	246	202	222
Equity
Participating policyholders' equity	88	80	59
Shareholders' equity
Preferred shares	1,422	1,422	1,080
Common shares	19,005	18,937	16,177
Contributed surplus	190	182	161
Retained earnings	13,760	12,870	11,302
Accumulated other comprehensive income (loss)
on available-for-sale securities	687	612	(645)
on cash flow hedges	(54)	(48)	(272)
on translation of self-sustaining foreign operations	(5,772)	(5,148)	(1,281)
Total equity	$29,326	$28,907	$26,581
Total liabilities and equity	$205,935	$205,140	$214,055
Segregated funds net liabilities	$194,149	$191,741	$164,464

The accompanying notes are an integral part of these consolidated financial statements.

Donald A. Guloien                                                                                         Gail Cook-Bennett
President and Chief Executive Officer                                                                                Chair of the Board of Directors

Manulife Financial Corporation – 2010 Q1 Report

Consolidated Statements of Operations

For the three months ended March 31, (Canadian $ in millions except per share amounts, unaudited)	2010	2009
Revenue
Premium income (note 11)	$4,395	$6,972
Investment income
Investment income	2,042	1,837
Realized and unrealized gains (losses) on assets
supporting policy liabilities and consumer notes	1,149	(2,103)
Other revenue	1,579	1,293
Total revenue	$9,165	$7,999
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,126	$1,835
Maturity and surrender benefits	1,062	2,591
Annuity payments	788	882
Policyholder dividends and experience rating refunds	283	420
Net transfers to segregated funds	185	636
Change in actuarial liabilities	1,961	1,329
General expenses	883	924
Investment expenses	238	232
Commissions	909	978
Interest expense	297	218
Premium taxes	73	73
Non-controlling interest in subsidiaries	5	8
Total policy benefits and expenses	$7,810	$10,126

Income (loss) before income taxes	$1,355	$(2,127)
Income tax (expense) recovery	(207)	1,056
Net income (loss)	$1,148	$(1,071)

Net income (loss) attributed to participating policyholders	$8	$(3)

Net income (loss) attributed to shareholders	$1,140	$(1,068)
Preferred share dividends	(20)	(7)
Net income (loss) available to common shareholders	$1,120	$(1,075)

Weighted average number of common shares
outstanding (in millions)	1,758	1,610
Weighted average number of diluted common shares
outstanding (in millions) (note 8)	1,763	1,610

Basic earnings (loss) per common share	$0.64	$(0.67)
Diluted earnings (loss) per common share	$0.64	$(0.67)
Dividends per common share	$0.13	$0.26

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2010 Q1 Report

Consolidated Statements of Equity

For the three months ended March 31, (Canadian $ in millions, unaudited)	2010	2009
Participating policyholders' equity
Balance, January 1	$80	$62
Income (loss) for the period	8	(3)
Balance, March 31	$88	$59

Preferred shares
Balance, January 1	$1,422	$638
Issued	-	450
Issuance costs, net of tax	-	(8)
Balance, March 31	$1,422	$1,080

Common shares
Balance, January 1	$18,937	$16,157
Issued on exercise of stock options and deferred share units	1	20
Issued under dividend reinvestment and share purchase plans	67	-
Balance, March 31	$19,005	$16,177

Contributed surplus
Balance, January 1	$182	$160
Exercise of stock options	-	(3)
Stock option expense	8	6
Tax benefit (loss) of stock options exercised	-	(2)
Balance, March 31	$190	$161

Shareholders' retained earnings
Balance, January 1	$12,870	$12,796
Net income (loss) attributed to shareholders	1,140	(1,068)
Preferred share dividends	(20)	(7)
Common share dividends	(230)	(419)
Balance, March 31	$13,760	$11,302

Accumulated other comprehensive (loss) income ("AOCI")
On available-for-sale securities
Balance, January 1	$612	$(521)
Change in unrealized gains/losses, net of taxes	75	(124)
Balance, March 31	$687	$(645)

On cash flow hedges
Balance, January 1	$(48)	$(325)
Change in unrealized gains/losses, net of taxes	(6)	53
Balance, March 31	$(54)	$(272)

On translation of self-sustaining foreign operations
Balance, January 1	$(5,148)	$(1,770)
Change in unrealized currency translation gains/losses, net of taxes	(624)	489
Balance, March 31	$(5,772)	$(1,281)

Total of shareholders' retained earnings and AOCI	$8,621	$9,104

Total equity	$29,326	$26,581

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2010 Q1 Report

Consolidated Statements of Comprehensive Income (Loss)

For the three months ended March 31, (Canadian $ in millions, unaudited)	2010	2009

Net income (loss) attributed to shareholders	$1,140	$(1,068)
Other comprehensive income (loss), net of taxes
Change in unrealized gains/losses on available-for-sale financial securities
Unrealized gains (losses) arising during the period	$105	$(295)
Reclassification of realized (gains) losses and impairments to net income	(30)	171
	$75	$(124)
Change in unrealized gains/losses on derivative investments designated as cash flow hedges
Unrealized gains (losses) arising during the period	$(4)	$54
Reclassification of realized (gains) losses to net income	(2)	(1)
	$(6)	$53
Change in unrealized currency translation gains (losses) of self-sustaining foreign operations
On translating financial statements	$(757)	$629
On hedges	133	(140)
	$(624)	$489
Total other comprehensive (loss) income	$(555)	$418
Total comprehensive income (loss) attributed to shareholders	$585	$(650)

Income taxes included in components of Other Comprehensive Income (Loss)

For the three months ended March 31, (Canadian $ in millions, unaudited)	2010	2009
Income tax expense (recovery)
Change in unrealized gains/losses on available-for-sale financial securities
Income tax expense (recovery) from unrealized gains/losses arising during the period	$34	$(54)
Income tax recovery related to reclassification of realized gains/losses and impairments/recoveries to net income	3	58
	$37	$4
Change in unrealized gains/losses on derivative investments designated as cash flow hedges
Income tax expense (recovery) from unrealized gains/losses arising during the period	$(3)	$27
Income tax (expense) recovery related to reclassification of realized gains/losses to net income	(1)	2
	$(4)	$29
Change in unrealized currency translation gains/losses of self-sustaining operations
Income tax expense (recovery) on translation	$(8)	$-
Income tax expense (recovery) on hedges	54	(57)
	$46	$(57)
Total income tax expense (recovery)	$79	$(24)

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2010 Q1 Report

Consolidated Statements of Cash Flows

For the three months ended March 31, (Canadian $ in millions, unaudited)	2010	2009
Operating activities
Net income (loss)	$1,148	$(1,071)
Adjustments for non-cash items in net income
Increase in actuarial liabilities, excluding John Hancock Fixed Products institutional annuity contracts	1,994	2,526
Amortization of deferred net realized gains and move to market adjustments on real estate investments	(12)	(40)
Accretion of discount	(91)	(93)
Other amortization	66	76
Net realized and unrealized (gains) losses including impairments	(1,132)	2,563
Changes in fair value of consumer notes	10	(11)
Future income tax expense (recovery)	163	(1,065)
Stock option expense	8	6
Non-controlling interest in subsidiaries	5	8
Net income adjusted for non-cash items	$2,159	$2,899
Changes in policy related and operating receivables and payables	319	(376)
Cash provided by operating activities	$2,478	$2,523
Investing activities
Purchases and mortgage advances	$(12,960)	$(9,562)
Disposals and repayments	8,439	7,471
Amortization of premium	128	143
Changes in investment broker net receivables and payables	366	1,178
Cash used in investing activities	$(4,027)	$(770)
Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$(1)	$(1,081)
Repayment of long-term debt	(1)	(95)
Net redemptions in John Hancock Fixed Products institutional annuity contracts	(33)	(1,197)
Consumer notes matured	(53)	(296)
Bank deposits, net	583	1,260
Shareholder dividends paid in cash	(183)	(426)
Funds borrowed (repaid), net	3	(50)
Capital from joint venture partner	40	-
Preferred shares issued, net	-	442
Common shares issued, net	1	15
Cash provided by (used in) financing activities	$356	$(1,428)
Cash and short-term securities
(Decrease) increase during the period	$(1,193)	$325
Currency impact on cash and short-term securities	(366)	264
Balance, beginning of period	18,255	16,790
Balance, March 31	$16,696	$17,379

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$18,780	$17,269
Net payments in transit, included in other liabilities	(525)	(479)
Net cash and short-term securities, beginning of period	$18,255	$16,790
End of period
Gross cash and short-term securities	$17,289	$18,062
Net payments in transit, included in other liabilities	(593)	(683)
Net cash and short-term securities, March 31	$16,696	$17,379

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2010 Q1 Report

Segregated Funds
Consolidated Statements of Net Assets

As at (Canadian $ in millions, unaudited)	March 31, 2010	December 31, 2009	March 31, 2009
Investments, at market value
Cash and short-term securities	$3,043	$3,447	$4,244
Bonds	7,228	7,340	7,676
Stocks and mutual funds	180,640	177,504	148,600
Other investments	5,088	5,267	4,756
Accrued investment income	71	76	85
Other liabilities, net	(1,921)	(1,893)	(897)
Total segregated funds net assets	$194,149	$191,741	$164,464

Composition of segregated funds net assets
Held by policyholders	$193,103	$190,665	$163,879
Held by the Company	122	118	221
Held by other contract holders	924	958	364
Total segregated funds net assets	$194,149	$191,741	$164,464

Segregated Funds
Consolidated Statements of Changes in Net Assets

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2010	2009
Net policyholder cash flow
Deposits from policyholders	$7,204	$8,259
Net transfers from general fund	185	636
Payments to policyholders	(5,357)	(4,336)
	$2,032	$4,559
Investment related
Interest and dividends	$692	$921
Net realized and unrealized investment gains (losses)	5,287	(8,199)
	$5,979	$(7,278)
Other
Management and administrative fees	$(876)	$(764)
Currency revaluation	(4,727)	2,567
	$(5,603)	$1,803

Net additions (deductions)	$2,408	$(916)
Segregated funds net assets, beginning of period	191,741	165,380
Segregated funds net assets, March 31	$194,149	$164,464

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2010 Q1 Report

Notes to Consolidated Financial Statements
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1                 Basis of Presentation

These Consolidated Financial Statements of Manulife Financial Corporation (“MFC”) and its subsidiaries (collectively with MFC, the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), and follow the same accounting policies and methods described in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2009. None of the accounting requirements of OSFI is an exception to Canadian GAAP. These Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2009 and the accompanying notes included on pages 74 to 153 of the Company’s 2009 Annual Report.

Note 2                  Future Accounting and Reporting Changes

Transition to International Financial Reporting Standards (“IFRS”)

Publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011.  The Company will adopt IFRS in its quarterly and annual reports starting with the first quarter of 2011 and will provide corresponding comparative financial information for 2010.   Refer to page 85 of the Company’s 2009 Annual Report for an overview of the expected impacts resulting from the adoption of IFRS.

Manulife Financial Corporation – 2010 Q1 Report

Note 3              Invested Assets

a)      Carrying values and fair values of invested assets

As at March 31, 2010	Fair value option	Available- for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities (1)	$890	$13,641	$2,758	$17,289	$17,289
Bonds (2)
Canadian government & agency	8,361	4,361	-	12,722	12,722
U.S. government & agency (3)	6,809	2,538	-	9,347	9,347
Other government & agency	5,006	1,106	-	6,112	6,112
Corporate	47,044	5,610	-	52,654	52,654
Mortgage/asset-backed securities	6,569	686	-	7,255	7,255
Stocks (4)	7,441	2,526	-	9,967	9,967
Loans
Mortgages (5)	-	-	30,605	30,605	31,735
Private placements (6)	-	-	22,123	22,123	22,987
Policy loans (7)	-	-	6,495	6,495	6,495
Bank loans (5)	-	-	2,468	2,468	2,477
Real estate (8)	-	-	5,798	5,798	6,095
Other investments (9)	-	-	5,473	5,473	6,245
Total invested assets	$82,120	$30,468	$75,720	$188,308	$191,380

As at December 31, 2009	Fair value option	Available- for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities (1)	$651	$16,118	$2,011	$18,780	$18,780
Bonds (2)
Canadian government & agency	8,143	4,325	-	12,468	12,468
U.S. government & agency (3)	5,395	2,200	-	7,595	7,595
Other government & agency	5,105	1,022	-	6,127	6,127
Corporate	46,163	5,307	-	51,470	51,470
Mortgage/asset-backed securities	6,738	709	-	7,447	7,447
Stocks (4)	7,276	2,412	-	9,688	9,688
Loans
Mortgages (5)	-	-	30,699	30,699	31,646
Private placements (6)	-	-	22,912	22,912	23,544
Policy loans (7)	-	-	6,609	6,609	6,609
Bank loans (5)	-	-	2,457	2,457	2,468
Real estate (8)	-	-	5,897	5,897	6,343
Other investments (9)	-	-	5,321	5,321	5,853
Total invested assets	$79,471	$32,093	$75,906	$187,470	$190,038

(1)	Fair values of short-term securities are determined using appropriate prevailing interest rates and credit spreads.

(2)
Fair values for bonds, including corporate, U.S. Treasury and municipal securities are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). The significant inputs into these models include, but are not limited to, yield curves, credit risks and spreads, measures of volatility and prepayment rates.

(3)	U.S. government & agency bonds include $2,773 of state issued securities (December 31, 2009 – $2,141).

(4)	Fair values for stocks are determined with reference to quoted market prices.

(5)
Fair values of fixed-rate mortgages and bank loans are determined by discounting the expected future cash flows at market interest rates for mortgages with similar remaining terms and credit risks. Fair values of variable-rate mortgages and bank loans are assumed to equal their carrying values.

(6)
Fair values of private placements are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated.  The assumptions are based primarily on market observable data.  Fair values also reflect any applicable provision for credit loan losses.  Leveraged leases are carried at values taking into account the present value of future cash flows from the net investment.

(7)	Policy loans are carried at amortized cost. As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values approximate their fair values.

(8)
Fair values of real estate are determined by external appraisals using a variety of techniques including discounted cash flows, income capitalization approaches and comparable sales analysis. Foreclosed properties of $4 are included in real estate as at March 31, 2010 (December 31, 2009 – $4).

(9)
Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors.  Fair values of these investments are estimated based on best available information which is generally not market observable. This may include external appraisals as well as various valuation techniques used by external managers.

Manulife Financial Corporation – 2010 Q1 Report

b)	Bonds and stocks classified as fair value option

The fair value option was elected for securities backing policy liabilities and consumer notes in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and changes in the value recorded for the related policy liabilities and consumer notes.   There would otherwise be a mismatch if the AFS classification was selected because changes in actuarial liabilities are not reflected in other comprehensive income.

Gains (losses) on bonds and stocks classified as fair value option

For the three months ended March 31,	2010	2009
Bonds	$966	$(1,221)
Stocks	$170	$(321)

c)    Bonds and stocks classified as Available-for-Sale (“AFS”)

The Company’s investments in bonds and stocks classified as AFS are summarized below:

As at March 31, 2010
	Cost/amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds
Canadian government & agency	$3,867	$556	$(62)	$4,361
U.S. government & agency	2,467	92	(21)	2,538
Other government & agency	1,086	25	(5)	1,106
Corporate	5,247	426	(63)	5,610
Mortgage/asset-backed securities	764	26	(104)	686
Total bonds	$13,431	$1,125	$(255)	$14,301
Stocks (1)	2,405	193	(72)	2,526
Total bonds and stocks	$15,836	$1,318	$(327)	$16,827

As at December 31, 2009
	Cost/amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds
Canadian government & agency	$3,840	$549	$(64)	$4,325
U.S. government & agency	2,150	71	(21)	2,200
Other government & agency	980	48	(6)	1,022
Corporate	4,949	421	(63)	5,307
Mortgage/asset-backed securities	821	8	(120)	709
Total bonds	$12,740	$1,097	$(274)	$13,563
Stocks (1)	2,357	175	(120)	2,412
Total bonds and stocks	$15,097	$1,272	$(394)	$15,975
 (1)   The largest single issuer represented 17% (December 31, 2009 – 26%) of the fair value of stocks classified as AFS.

A tax expense of $304 (December 31, 2009 – $266) reduces the pre-tax net unrealized gain of $991 (December 31, 2009 – $878) above to $687 (December 31, 2009 – $612).

Securities that are designated as AFS are not actively traded but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in Accumulated Other Comprehensive Income (“AOCI”) to income as a realized gain (loss). The table below sets out the movement in unrealized gains (losses) on AFS securities during the period. In determining gains and losses on sale and transfer of AFS assets, cost is determined at the security lot level.

Manulife Financial Corporation – 2010 Q1 Report

Sales of AFS securities

For the three months ended March 31,	2010	2009

Sale of bonds
Sale proceeds	$181	$214
Gross gains	20	13
Gross losses	(22)	(8)
Sale of stocks
Sale proceeds	487	128
Gross gains	92	43
Gross losses	(51)	(59)
Sale of short-term securities
Sale proceeds	2,223	1,584
Gross gains	-	-
Gross losses	-	-

Aging of unrealized losses on AFS securities

The Company monitors its portfolio of AFS securities on an ongoing basis to identify other-than-temporary impairments (“OTTI”).  Analysis is conducted at the individual security lot level and includes an assessment of a significant or prolonged decline in the fair value of an individual security lot below its cost.  The following table presents the Company’s unrealized loss aging for total bonds and stocks classified as AFS, by investment type and length of time the security was in a continuous unrealized loss position.

	Less than 12 months			12 months or more			Total
As at March 31, 2010	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
Bonds
Canadian government & agency	$1,710	$1,667	$(43)	$204	$185	$(19)	$1,914	$1,852	$(62)
U.S. government & agency	699	682	(17)	37	33	(4)	736	715	(21)
Other government & agency	300	296	(4)	24	23	(1)	324	319	(5)
Corporate	839	831	(8)	667	612	(55)	1,506	1,443	(63)
Mortgage/asset-backed securities	33	29	(4)	265	165	(100)	298	194	(104)
Total bonds	$3,581	$3,505	$(76)	$1,197	$1,018	$(179)	$4,778	$4,523	$(255)
Stocks	847	775	(72)	-	-	-	847	775	(72)
Total bonds and stocks	$4,428	$4,280	$(148)	$1,197	$1,018	$(179)	$5,625	$5,298	$(327)

	Less than 12 months			12 months or more			Total
As at December 31, 2009	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
Bonds
Canadian government & agency	$1,832	$1,788	$(44)	$185	$165	$(20)	$2,017	$1,953	$(64)
U.S. government & agency	806	786	(20)	17	16	(1)	823	802	(21)
Other government & agency	167	162	(5)	15	14	(1)	182	176	(6)
Corporate	367	360	(7)	769	713	(56)	1,136	1,073	(63)
Mortgage/asset-backed securities	36	34	(2)	320	202	(118)	356	236	(120)
Total bonds	$3,208	$3,130	$(78)	$1,306	$1,110	$(196)	$4,514	$4,240	$(274)
Stocks	1,074	954	(120)	-	-	-	1,074	954	(120)
Total bonds and stocks	$4,282	$4,084	$(198)	$1,306	$1,110	$(196)	$5,588	$5,194	$(394)

At March 31, 2010, there were 774 (December 31, 2009 – 854) AFS bonds with an aggregate gross unrealized loss of $255 (December 31, 2009 – $274) of which the single largest unrealized loss was $25 (December 31, 2009 – $27). The decrease in unrealized losses was largely the result of credit spread narrowing for corporate issuers.  The Company anticipates that these bonds will perform in accordance with their contractual terms and currently has the ability and intent to hold these securities until they recover or mature.

At March 31, 2010, there were 897 (December 31, 2009 – 575) stocks with an aggregate gross unrealized loss of $72 (December 31, 2009 – $120) of which the single largest unrealized loss was $3 (December 31, 2009 – $9). The Company anticipates that these stocks will recover in value in the near term.

Manulife Financial Corporation – 2010 Q1 Report

As of March 31, 2010, 86 per cent (December 31, 2009 – 80 per cent) of securities in an unrealized loss position were trading at greater than 80 per cent of amortized cost. Based upon the Company’s current evaluation of these securities in accordance with its impairment policy and the Company’s intent to retain these investments for a period of time sufficient to allow for recovery in value, the Company has determined that these securities are only temporarily impaired and their carrying value is appropriate.  For securities listed above as being in an unrealized loss position of 12 months or more, the duration of impairment ranges from 12 to 36 months (December 31, 2009 – 12 to 33 months).

The amortized cost and estimated fair value of AFS bonds by contractual maturity year are shown below.

As at March 31, 2010	Amortized cost	Fair value
Maturity
One year or less	$1,045	$1,056
Over one year through five years	2,865	2,974
Over five years through ten years	2,834	3,072
Over ten years	5,923	6,513
Subtotal	$12,667	$13,615
Asset-backed and mortgage-backed securities	764	686
Total	$13,431	$14,301

Asset-backed securities, such as asset-backed securities (“ABS”), mortgage-backed securities (“MBS”) and collateralized mortgage obligations (“CMOs”), are not categorized by contractual maturity because estimated maturities may differ from contractual maturities due to security call or prepayment provisions.

Note 4                 Derivative and Hedging Instruments

See “Capital markets hedging program” in note 8 of the 2009 annual consolidated financial statements for an explanation of the Company’s hedging program for its variable annuity product guarantees.

Hedging relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Hedging relationships eligible for hedge accounting are designated as either fair value hedges, cash flow hedges or as net investment hedges with respective investment gains (losses) outlined in the tables below.

Fair value hedges

For the three months ended March 31, 2010
Derivatives in fair value hedging relationships	Hedged items in fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$(56)	$36	$(20)
	Fixed rate liabilities	(3)	3	-
Foreign currency swaps	Fixed rate assets	(9)	33	24
	Floating rate liabilities	2	(2)	-
Total		$(66)	$70	$4

For the three months ended March 31, 2009
Interest rate swaps	Fixed rate assets	$109	$(114)	$(5)
	Fixed rate liabilities	(1)	1	-
Foreign currency swaps	Fixed rate assets	23	(30)	(7)
	Floating rate liabilities	(8)	8	-
Total		$123	$(135)	$(12)

Manulife Financial Corporation – 2010 Q1 Report

Cash flow hedges

For the three months ended March 31, 2010
Derivatives in cash flow hedging relationships	Hedged items in cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$(27)	$(4)	$-
Foreign currency swaps	Fixed rate assets	-	-	-
	Floating rate liabilities	26	-	-
Foreign currency forwards	Forecasted expenses	1	-	-
Total return swaps	Stock-based compensation	1	-	-
Total		$1	$(4)	$-

For the three months ended March 31, 2009
Interest rate swaps	Forecasted liabilities	$41	$-	$-
Foreign currency swaps	Fixed rate assets	3	-	-
	Floating rate liabilities	26	-	-
Foreign currency forwards	Forecasted expenses	2	-	-
Total return swaps	Stock-based compensation	(6)	-	-
Total		$66	$-	$-

The Company anticipates that net losses of approximately $37 will be reclassified from AOCI to earnings within the next twelve months. The maximum time frame for which variable cash flows are hedged is 28 years.

Hedges of net investments in self-sustaining foreign operations

For the three months ended March 31, 2010
Derivatives in net investment hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Currency swaps	$11	$-	$-
Foreign currency forwards	187	-	-
Total	$198	$-	$-

For the three months ended March 31, 2009
Currency swaps	$(15)	$-	$-
Foreign currency forwards	(198)	-	-
Total	$(213)	$-	$-

Derivatives not designated as hedging instruments

Derivatives used in portfolios supporting policy liabilities are generally not designated as hedging instruments because the hedged items in these portfolios are recorded at fair value.  Accordingly, the changes in fair value of these derivatives and related hedge risks are recognized in investment income as they occur and generally offset to the extent the hedges are effective.  Interest rate and cross currency swaps are used in the portfolios supporting policy liabilities to manage duration and currency risks.

The effects of derivatives in non-hedging relationships on the Consolidated Statements of Operations are shown in the following table.

Manulife Financial Corporation – 2010 Q1 Report

For the three months ended March 31,	2010	2009
Non-hedging relationships
Investment income (loss)
Interest rate swaps	$148	$(736)
Stock futures	(174)	120
Currency futures	34	(4)
Interest rate futures	(9)	(3)
Interest rate options	(1)	-
Total return swaps	5	-
Foreign currency swaps	(19)	18
Foreign currency forwards	20	(20)
Total investment income (loss) from derivatives
in non-hedging relationships	$4	$(625)

Fair value of derivatives

The fair value of derivative instruments is summarized by term to maturity in the following tables.  Fair values shown do not incorporate the impact of master netting agreements (see note 6(c)).

Term to maturity	Less than	1 to 3	3 to 5	Over 5
As at March 31, 2010	1 year	years	years	years	Total
Derivative assets	$339	$179	$126	$2,002	$2,646
Derivative liabilities	$226	$401	$311	$1,610	$2,548

As at December 31, 2009
Derivative assets	$271	$249	$113	$2,047	$2,680
Derivative liabilities	$214	$515	$303	$1,624	$2,656

See also note 7 regarding the fair value measurements of derivatives.

The gross notional amount and the fair value of derivatives contracts by the underlying risk exposure for all derivatives in hedging and non-hedging relationships are summarized in the table below.

As at		March 31, 2010				December 31, 2009
			Fair value				Fair value
Type of hedge	Instrument type	Notional amount	Assets	Liabilities		Notional amount	Assets	Liabilities

Qualifying hedging relationships
Fair value hedges	Interest rate swaps	$2,108	$8	$126		$1,951	$14	$73
	Foreign currency swaps	1,049	65	103		1,064	47	79
Cash flow hedges	Interest rate swaps	990	9	1		1,108	39	-
	Foreign currency swaps	713	46	5		717	20	4
	Forward contracts	243	46	-		278	45	-
	Equity contracts	140	10	-		91	10	-
Net investment hedges	Foreign currency swaps	322	-	29		322	-	43
	Forward contracts	5,245	153	1		5,377	110	13
Total derivatives in hedging relationships		$10,810	$337	$265		$10,908	$285	$212

Non-hedging relationships
	Interest rate swaps	$62,702	$1,934	$1,655		$61,391	$2,020	$1,659
	Interest rate futures	-	-	-	-	-	-	-
	Interest rate options	184	-	-		300	1	-
	Foreign currency swaps	7,932	366	627		8,375	371	781
	Forward contracts	3,948	4	1		2,167	-	2
	Equity contracts	2,620	5	-		2,262	3	-
	Embedded derivatives	-	-	-		-	-	2
Total derivatives in non-hedging relationships		$77,386	$2,309	$2,283		$74,495	$2,395	$2,444
Total derivatives		$88,196	$2,646	$2,548		$85,403	$2,680	$2,656

Manulife Financial Corporation – 2010 Q1 Report

Note 5                 Policy Liabilities

The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure they appropriately reflect emerging experience and changes in risk profile. Changes to methods and assumptions used in determining policy liabilities will result in a change to projected value of policy cash flows and, therefore, to policy liabilities.  The net impact of changes in valuation methods and assumptions was an increase in policy liabilities of $2 for the three months ended March 31, 2010 (2009 – $269).  As a result of these changes, shareholders' pre-tax income decreased by $2 (2009 – $271). These pre-tax amounts were reported in the Corporate and Other segment.

The $2 impact on policy liabilities for changes in methods and assumptions in the first quarter of 2010 consisted of largely offsetting items related to enhancements to valuation systems as well as refinements to valuation methods and assumptions used to project liability cash flows.

The net impact of changes in valuation methods and assumptions was an increase in policy liabilities of $269 for the three months ended March 31, 2009. Net of the impacts on participating surplus and minority interests, this resulted in a decrease in pre-tax shareholders’ income of $271. These pre-tax amounts were reported in the Corporate and Other segment.   In addition, there was an adjustment resulting in an increase in policy liabilities of $182 for the long-term care business for model updates relating to business acquired as part of the merger with John Hancock Financial Services, Inc.

Excluding the $182 adjustment, the changes in methods and assumptions for the first quarter of 2009 included a net increase in policy liabilities from a change in modeling methodology for segregated funds and a net increase from refinements in the modeling of liability cash flows across a number of businesses, most significantly in the U.S. long-term care business, partially offset by a net release from refinements to the modeling of future investment returns across a number of businesses.

Note 6              Risk Management

The Company’s risk management policies and processes for managing risks can be found in note 8 of the 2009 annual consolidated financial statements on pages 102 to 112 of the Company’s 2009 Annual Report.   Certain risks have been outlined below.

a)              Market price risk

Caution related to risk exposures

The risk exposure measures expressed below primarily include the sensitivity of shareholders’ economic value. These risk exposures include the sensitivity due to specific changes in market prices projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity the Company assumes in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of the Company’s internal models.

Off-balance sheet products and general fund equity market risk exposure measures

i)      Variable annuity investment related guarantees

Of the variable annuity investment related guarantees, 51 per cent of the guarantee value was either hedged or reinsured at March 31, 2010 compared to 35 per cent at December 31, 2009.

The table below shows selected information regarding the Company’s variable annuity investment related guarantees:

Manulife Financial Corporation – 2010 Q1 Report

As at			March 31, 2010			December 31, 2009
	Guarantee value	Fund value	Amount at risk (4)	Guarantee value	Fund value	Amount at risk (4)
Guaranteed minimum income benefit(1)	$8,951	$6,710	$2,254	$9,357	$6,834	$2,535
Guaranteed minimum withdrawal benefit	58,747	52,996	7,074	58,077	51,669	7,962
Guaranteed minimum accumulation benefit	23,833	24,815	1,807	24,749	25,190	2,213
Gross living benefits(2)	$91,531	$84,521	$11,135	$92,183	$83,693	$12,710
Gross death benefits(3)	17,572	12,964	3,842	18,455	13,282	4,414
Total gross benefits	$109,103	$97,485	$14,977	$110,638	$96,975	$17,124
Living benefits reinsured	$7,653	$5,703	$1,957	$8,012	$5,818	$2,200
Death benefits reinsured	5,619	4,467	1,373	5,985	4,639	1,577
Total reinsured	$13,272	$10,170	$3,330	$13,997	$10,457	$3,777
Total, net of reinsurance	$95,831	$87,315	$11,647	$96,641	$86,518	$13,347
Living benefits hedged	$38,766	$38,116	$3,080	$24,399	$24,137	$1,782
Death benefits hedged	3,511	2,067	436	481	317	10
Total hedged	$42,277	$40,183	$3,516	$24,880	$24,454	$1,792
Living benefits retained	$45,112	$40,702	$6,098	$59,772	$53,738	$8,728
Death benefits retained	8,442	6,430	2,033	11,989	8,326	2,827
Total, net of reinsurance and hedging	$53,554	$47,132	$8,131	$71,761	$62,064	$11,555

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

Variable annuity guarantees are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values.  If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.  The policy liability established for these benefits was $1,125 at March 31, 2010 (December 31, 2009 – $1,671).  The reduction is due primarily to the impact of improved equity markets reducing the current and projected in-the-money exposures.

ii)	Impact on shareholders’ economic value arising from variable products and other managed assets public equity market price risk

The impact on shareholders’ economic value from changes in the market value of equities within the segregated funds of variable products, mutual funds and institutional asset management operations is calculated as the change in net present value of expected future after-tax cash flows related to managing these assets and/or providing guarantees, including fee income, expense and benefit payments, discounted at market yields.  The present value of expected future after-tax cash flows related to variable product guarantees is the average, across all investment return scenarios, of the net present value of projected future guaranteed benefit payments, reinsurance settlements and fee income allocated to support the guarantees, as well as the asset portfolio, including derivatives, assigned to hedge the guarantees.

The asset portfolio designed to hedge the guarantees consists of cash and derivatives. The Company shorts exchange traded equity index and government bond futures and executes lengthening interest rate swaps in order to manage the sensitivity of policy liabilities to fund performance and interest rate movements arising from variable annuity guarantees. The Company dynamically rebalances these hedge instruments as market conditions change in order to maintain the hedged position within internally established limits. The profit (loss) on the hedge instruments may not fully offset the (losses) gains related to the guarantee liabilities hedged because:

Manulife Financial Corporation – 2010 Q1 Report

(a)	the performance of the underlying funds hedged may differ from the performance of the derivatives held within the hedge portfolio;
(b)	the performance on a small portion of the underlying funds is not hedged due to lack of availability of exchange traded derivatives that would provide an effective hedge;
(c)	a portion of interest rate risk is not hedged;
(d)	policy liabilities embed some provisions for adverse deviation which are not hedged; and
(e)	not all other risks are hedged (see “Risk Management” in Management’s Discussion and Analysis in the Company’s 2009 Annual Report).

The table below shows the potential impact on shareholders’ economic value of an immediate ten, 20 and 30 per cent change in the market value of equities within the variable products and other managed assets.

As at	March 31, 2010			December 31, 2009
Decrease in market value of equity funds (1), (2)	10%	20%	30%	10%	20%	30%
Market-based fees	$(460)	$(940)	$(1,430)	$(470)	$(960)	$(1,480)
Variable product guarantees	(320)	(810)	(1,480)	(450)	(1,080)	(1,930)
Total	$(780)	$(1,750)	$(2,910)	$(920)	$(2,040)	$(3,410)

Increase in market value of equity funds (1), (3)	10%	20%	30%	10%	20%	30%
Market-based fees	$480	$980	$1,480	$490	$1,000	$1,520
Variable product guarantees	210	340	410	290	490	600
Total	$690	$1,320	$1,890	$780	$1,490	$2,120

(1)	See “Caution related to risk exposures” above.
(2)
For a ten, 20 and 30 per cent decrease in the market value of equities within the segregated funds of variable annuities, the profit from the hedge portfolio is assumed to offset 90, 85 and 80 per cent, respectively, of the loss arising from the change in policy liabilities of the hedged guarantees.  Actual results may vary from these assumptions.

(3)
For a ten, 20 and 30 per cent increase in the market value of equities within the segregated funds of variable annuities, the loss from the hedge portfolio is assumed to be ten, 15 and 20 per cent greater, respectively, than the gain arising from the change in policy liabilities of the hedged guarantees.  Actual results may vary from these assumptions.

b)	Credit risk

Past due or credit impaired financial assets

The Company provides for credit risk by establishing allowances against the carrying value of impaired loans and by recognizing OTTI on AFS securities.  In addition, the Company reports as an impairment certain declines in the change in fair value of bonds designated under the fair value option which it deems represent an impairment.

The following table summarizes the carrying value of the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
As at March 31, 2010	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
Fair value option	$-	$-	$-	$175
Available-for-sale	18	1	19	8
Loans
Private placements	187	1	188	397
Mortgages and bank loans	44	49	93	141
Other financial assets	1	28	29	2
Total	$250	$79	$329	$723

Manulife Financial Corporation – 2010 Q1 Report

	Past due but not impaired
As at December 31, 2009	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Fair value option	$50	$-	$50	$139
Available-for-sale	78	3	81	7
Loans
Private placements	152	1	153	361
Mortgages and bank loans	56	49	105	118
Other financial assets	4	32	36	-
Total	$340	$85	$425	$625

Allowance for loan losses

			2010			2009
For the three months ended March 31,	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, January 1	$55	$128	$183	$43	$165	$208
Provisions	6	7	13	10	4	14
Recoveries	(1)	-	(1)	(2)	(1)	(3)
Write-offs (1)	(15)	(53)	(68)	(6)	(6)	(12)
Balance, March 31	$45	$82	$127	$45	$162	$207

(1)  Includes disposals and impact of currency translation.

c)  Derivatives

The Company’s exposure to loss on derivatives is limited to the amount of any net gains that may have accrued with a particular counterparty.  Derivative counterparty exposure is measured as net potential credit exposure, which takes into consideration mark-to-market values of all derivatives transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure.  The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.  All contracts are held with counterparties rated A- or higher.  As at March 31, 2010, the percentage of the Company’s derivative exposure which were with counterparties rated AA- or higher amounted to 61 per cent (December 31, 2009 – 51 per cent). The largest single counterparty exposure as at March 31, 2010 was $56 (December 31, 2009 – $70).  The Company’s exposure to credit risk was mitigated by $795 fair value of collateral held as security as at March 31, 2010 (December 31, 2009 – $1,148).  In accordance with customary terms of Credit Support Annex agreements, the Company is permitted to sell or repledge collateral held.

As at March 31, 2010, the maximum exposure to credit risk related to derivatives after taking into account netting agreements and without taking into account the fair value of any collateral held, was $858 (December 31, 2009 – $903).  Without master netting agreements, maximum exposure to credit risk would have been $2,646 (December 31, 2009 –  $2,680).

Note 7                 Fair Value of Financial Instruments

Financial instruments measured at fair value on the consolidated balance sheets

In accordance with the Canadian Institute of Chartered Accountants Handbook Section 3862, the Company categorizes its fair value measurements according to a three-level hierarchy.  The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined in the notes to the financial statements included on page 132 of the Company’s 2009 Annual Report.

Manulife Financial Corporation – 2010 Q1 Report

The following tables present the Company’s assets and liabilities that are carried at fair value, categorized by level under the fair value hierarchy:

Fair value of financial instruments
As at March 31, 2010	Level 1	Level 2	Level 3	Total fair value
Financial assets
Bonds
Fair value option
Canadian government & agency	$-	$8,236	$125	$8,361
U.S. government & agency	-	6,417	392	6,809
Other government & agency	-	4,550	456	5,006
Corporate	-	45,470	1,574	47,044
Residential mortgage/asset-backed securities	-	28	374	402
Commercial mortgage/asset-backed securities	-	4,188	433	4,621
Other securitized assets	-	1,363	183	1,546
Available-for-sale
Canadian government & agency	-	4,313	48	4,361
U.S. government & agency	-	2,538	-	2,538
Other government & agency	-	1,053	53	1,106
Corporate	-	5,376	234	5,610
Residential mortgage/asset-backed securities	-	5	94	99
Commercial mortgage/asset-backed securities	-	363	23	386
Other securitized assets	-	172	29	201
Stocks
Fair value option	7,440	1	-	7,441
Available-for-sale	2,526	-	-	2,526
Cash and short-term securities
Fair value option	-	890	-	890
Available-for-sale	-	13,641	-	13,641
Other	2,758	-	-	2,758
Derivative assets
Interest rate contracts	-	1,879	73	1,952
Foreign exchange contracts	-	680	-	680
Equity contracts	-	4	10	14
Segregated funds net assets (1)	188,292	2,815	3,042	194,149
Total financial assets carried at fair value	$201,016	$103,982	$7,143	$312,141
Financial liabilities
Derivative liabilities
Interest rate contracts	$-	$1,755	$26	$1,781
Foreign exchange contracts	-	740	26	766
Equity contracts	-	-	1	1
Consumer notes	-	1,225	-	1,225
Total financial liabilities carried at fair value	$-	$3,720	$53	$3,773

(1)
Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

Manulife Financial Corporation – 2010 Q1 Report

Fair value of financial instruments
As at December 31, 2009	Level 1	Level 2	Level 3	Total fair value
Financial assets
Bonds
Fair value option
Canadian government & agency	$-	$8,014	$129	$8,143
U.S. government & agency	-	5,074	321	5,395
Other government & agency	-	4,638	467	5,105
Corporate	-	44,547	1,616	46,163
Residential mortgage/asset-backed securities	-	32	389	421
Commercial mortgage/asset-backed securities	-	4,271	444	4,715
Other securitized assets	-	1,422	180	1,602
Available-for-sale
Canadian government & agency	-	4,276	49	4,325
U.S. government & agency	-	2,198	2	2,200
Other government & agency	-	971	51	1,022
Corporate	-	5,064	243	5,307
Residential mortgage/asset-backed securities	-	6	99	105
Commercial mortgage/asset-backed securities	-	369	25	394
Other securitized assets	-	181	29	210
Stocks
Fair value option	7,276	-	-	7,276
Available-for-sale	2,412	-	-	2,412
Cash and short-term securities
Fair value option	-	651	-	651
Available-for-sale	-	16,118	-	16,118
Other	2,011	-	-	2,011
Derivative assets
Interest rate contracts	-	2,002	72	2,074
Foreign exchange contracts	-	593	-	593
Equity contracts	-	2	11	13
Segregated funds net assets (1)	185,851	2,693	3,197	191,741
Total financial assets carried at fair value	$197,550	$103,122	$7,324	$307,996
Financial liabilities
Derivative liabilities
Interest rate contracts	$-	$1,709	$25	$1,734
Foreign exchange contracts	-	899	21	920
Equity contracts	-	-	-	-
Embedded derivatives	-	-	2	2
Consumer notes	-	1,291	-	1,291
Total financial liabilities carried at fair value	$-	$3,899	$48	$3,947

(1)
Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

Manulife Financial Corporation – 2010 Q1 Report

Financial assets and liabilities measured at fair value on the consolidated balance sheets using significant unobservable inputs (Level 3)

The following table presents a roll forward for all financial instruments measured at fair value using significant non-observable inputs (Level 3) for the three months ended March 31, 2010.

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at January 1, 2010	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at March 31, 2010	Change in unrealized gains (losses) on instruments still held

Bonds
Fair value option
Canadian government & agency	$129	$(2)	$-	$-	$-	$-	$-	$(2)	$125	$(2)
U.S. government & agency	321	4	-	148	-	-	(74)	(7)	392	4
Other government & agency	467	4	-	-	(11)	-	-	(4)	456	3
Corporate	1,616	48	-	2	(17)	-	(38)	(37)	1,574	82
Residential mortgage/asset-backed securities	389	23	-	-	(26)	-	-	(12)	374	9
Commercial mortgage/asset-backed securities	444	33	-	-	(31)	1	-	(14)	433	30
Other securitized assets	180	19	-	-	(9)	-	(1)	(6)	183	(7)
	$3,546	$129	$-	$150	$(94)	$1	$(113)	$(82)	$3,537	$119
Available-for-sale
Canadian government & agency	$49	$-	$-	$-	$-	$-	$-	$(1)	$48	$-
U.S. government & agency	2	-	-	-	-	-	(2)	-	-	-
Other government & agency	51	-	1	-	-	-	-	1	53	-
Corporate	243	-	2	7	(2)	-	(10)	(6)	234	-
Residential mortgage/asset-backed securities	99	5	(1)	-	(6)	-	-	(3)	94	-
Commercial mortgage/asset-backed securities	25	-	3	-	(4)	-	-	(1)	23	-
Other securitized assets	29	-	1	-	-	-	-	(1)	29	-
	$498	$5	$6	$7	$(12)	$-	$(12)	$(11)	$481	$-
Net derivatives	$35	$(4)	$(1)	$-	$-	$2	$1	$(3)	$30	$(4)
Segregated funds net assets	3,197	(19)	-	1	(45)	-	-	(92)	3,042	(7)
	$7,276	$111	$5	$158	$(151)	$3	$(124)	$(188)	$7,090	$108

(1)
These amounts are included in investment income on the Consolidated Statement of Operations, except for the Segregated Funds amount which is included in the Investment related section of the Segregated Funds Consolidated Statement of Changes in Net Assets.

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheet.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

Manulife Financial Corporation – 2010 Q1 Report

The following table presents a roll forward for all financial instruments measured at fair value using significant non-observable inputs (Level 3) for the three months ended March 31, 2009.

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at January 1, 2009	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at March 31, 2009	Change in unrealized gains (losses) on instruments still held

Bonds
Fair value option
Canadian government & agency	$135	$(2)	$-	$-	$-	$-	$-	$1	$134	$(2)
U.S. government & agency	46	(1)	-	-	(7)	-	-	1	39	(2)
Other government & agency	567	(26)	-	11	-	-	-	1	553	(26)
Corporate	1,580	(38)	-	138	(32)	13	(22)	(40)	1,599	(21)
Residential mortgage/asset-backed securities	623	(18)	-	-	(55)	-	-	18	568	102
Commercial mortgage/asset-backed securities	526	(11)	-	-	(26)	-	(1)	15	503	(11)
Other securitized assets	500	(7)	-	-	(9)	-	-	14	498	(6)
	$3,977	$(103)	$-	$149	$(129)	$13	$(23)	$10	$3,894	$34
Available-for-sale
Canadian government & agency	$53	$-	$1	$-	$-	$-	$-	$1	$55	$-
U.S. government & agency	2	-	-	-	-	-	-	-	2	-
Other government & agency	67	-	(3)	-	-	-	-	(1)	63	-
Corporate	234	(1)	(1)	2	(16)	1	(1)	(6)	212	-
Residential mortgage/asset-backed securities	162	(41)	49	-	(17)	-	-	5	158	-
Commercial mortgage/asset-backed securities	35	-	-	-	-	-	-	1	36	-
Other securitized assets	89	-	3	-	(8)	-	-	3	87	-
	$642	$(42)	$49	$2	$(41)	$1	$(1)	$3	$613	$-
Net derivatives	$156	$(26)	$-	$-	$-	$(4)	$-	$8	$134	$(25)
Segregated funds net assets	3,584	(98)	-	4	(77)	-	-	102	3,515	(86)
	$8,359	$(269)	$49	$155	$(247)	$10	$(24)	$123	$8,156	$(77)

(1)
These amounts are included in investment income on the Consolidated Statement of Operations, except for the Segregated Funds amount which is included in the Investment related section of the Segregated Funds Consolidated Statement of Changes in Net Assets.

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheet.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

The Company may hedge positions with offsetting positions that are classified in a different level. For example, the gains and losses for assets and liabilities in the Level 3 category presented in the tables above may not reflect the effect of offsetting gains and losses on hedging instruments that have been classified by the Company in the Level 1 and Level 2 categories.

The transfers into Level 3 primarily result from securities that were impaired during the period or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3.  The transfers from Level 3 primarily result from observable market data now being

Manulife Financial Corporation – 2010 Q1 Report

available for the entire term structure of the bond, thus eliminating the need to extrapolate market data beyond observable points.

Note 8                 Share Capital

As at March 31, 2010, there were 43 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2009 – 38 million).

Number of common shares (in millions)	For the three months ended March 31, 2010	For the year ended December 31, 2009
Balance, January 1	1,758	1,610
Issued on exercise of stock options and deferred share
units and acquisition of a subsidiary	-	8
Issued under dividend re-investment and share purchase plans	3	8
Issued by public offering, net	-	132
Balance, end of the period	1,761	1,758

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

Dilutive effect of stock-based compensation awards
For the three months ended March 31,	2010	2009
Weighted average number of common shares (in millions)	1,758	1,610
Dilutive stock-based awards (1) (in millions)	5	-
Weighted average number of diluted common shares (2) (in millions)	1,763	1,610

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.  For the three months ended March 31, 2009, the diluted calculation utilizes the basic weighted average number of common shares because the loss for the period results in all stock-based awards being anti-dilutive.

(2)	Convertible preferred share liabilities have not been included in the calculation since MFC has the right to redeem them for cash prior to the conversion date.

Note 9                 Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents.  Information about the cost of the Company’s benefit plans, in aggregate, is as follows:

	Pension benefits		Post-employment benefits
For the three months ended March 31,	2010	2009	2010	2009
Defined benefit service cost	$14	$15	$2	$3
Interest cost	48	56	11	14
Expected return on plan assets	(54)	(66)	(7)	(8)
Actuarial losses amortized	4	1	-	(2)
Defined contribution service cost	20	18	-	-
Total	$32	$24	$6	$7

Note 10                 Commitments and Contingencies

a)      Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance

Manulife Financial Corporation – 2010 Q1 Report

protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

The Company announced on June 19, 2009 that it had received an enforcement notice from staff of the Ontario Securities Commission (“OSC”) relating to its disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business. The notice indicates that it is the preliminary conclusion of OSC staff that the Company failed to meet its continuous disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company has the opportunity to respond to the notice before the OSC staff makes a decision whether to commence proceedings. The Company has responded to the notice and is cooperating with OSC staff in responding to further inquiries.  The process is ongoing.

The Company may become subject to regulatory or other action by regulatory authorities in other jurisdictions based on similar allegations.

Proposed class action lawsuits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on similar allegations.  The Company may become subject to other similar lawsuits by investors.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

b)   Tax related contingency

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes.  During the three months ended March 31, 2010, the Company recorded additional charges of $99 after tax related to these provisions.  The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate and has filed a case challenging the IRS in United States Tax Court.  Should the tax attributes of all the leveraged leases be fully denied, the maximum after-tax exposure including interest is estimated to be an additional US$193 as at March 31, 2010.

c)      Guarantees

Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)

MFC has guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by MFLP, a wholly owned partnership. The Company does not consolidate these debentures; however, the Company does have obligations in the same principal amounts to a subsidiary of MFLP.  The senior debentures pay a fixed interest rate of 4.448% per annum, payable semi-annually, until December 15, 2016 and, thereafter, will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly.  The subordinated debentures pay a fixed interest rate of 5.059% per annum, payable semi-annually, until December 15, 2036 and, thereafter, will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1%, payable quarterly.  MFC’s guarantee of the senior debentures has the effect of making the $550 senior debentures into a senior obligation of the Company.  MFC’s guarantee of the $650 subordinated debentures is a subordinated obligation of the Company.

Guarantees regarding The Manufacturers Life Insurance Company

On January 29, 2007, MFC provided a full and unconditional guarantee of The Manufacturers Life Insurance Company’s (“MLI”) $550 subordinated debentures due February 16, 2016 and a subordinated guarantee of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.  MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and  ranks equally with all other unsecured subordinated indebtedness of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking as equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

Manulife Financial Corporation – 2010 Q1 Report

The following tables set forth certain condensed consolidating financial information for MFC and MFLP:

As at and for the three months ended March 31, 2010	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$39	$9	$8,981	$360	$(224)	$9,165
Net income (loss) attributed
to shareholders	1,140	(4)	945	204	(1,145)	1,140
Invested assets	2	7	185,938	2,431	(70)	188,308
Total other assets	37,703	1,408	22,280	5,437	(49,201)	17,627
Policy liabilities	-	-	134,335	6,581	-	140,916
Total other liabilities	8,466	1,263	41,712	516	(16,264)	35,693
As at and for the three months ended March 31, 2009	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$18	$14	$7,796	$1,293	$(1,122)	$7,999
Net income (loss) attributed
to shareholders	(1,068)	(1)	(1,010)	(29)	1,040	(1,068)
Invested assets	1	2	190,726	1,151	(748)	191,132
Total other assets	32,434	1,585	24,419	6,827	(42,342)	22,923
Policy liabilities	-	-	143,556	6,659	53	150,268
Total other liabilities	5,854	1,401	41,129	-	(11,178)	37,206

Details of guarantees regarding certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York are outlined in note 12(g).

Note 11                 Segmented Information

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  The significant product and service offerings of each segment are:

Protection (U.S. Insurance, Canadian, Asia and Japan Divisions).  Offers a variety of individual life insurance and individual and group long-term care insurance.  Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners, and direct marketing.

Wealth Management (U.S. Wealth, Canadian, Asia and Japan Divisions).  Offers annuities, pension contracts, and mutual fund products and services. These businesses also offer a variety of retirement products to group benefit plans. Annuity contracts provide non-guaranteed, partially guaranteed, and fully guaranteed investment options through general and separate account products.  The Canadian Wealth Management business also includes Manulife Bank, which offers a variety of deposit and credit products to Canadian customers.  These businesses distribute  products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants, and banks.

Reinsurance.  Provides life and property and casualty retrocession coverage, and international employee benefits management services. Manulife Financial writes reinsurance business in the Americas, Europe, Asia and Australia. The Division has offices in Canada, the United States, Germany, Belgium, Barbados, Singapore and Japan.

Manulife Financial Corporation – 2010 Q1 Report

Corporate and Other Segment.  Comprised of the Investment Division’s external asset management business, earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial methods and assumptions, the John Hancock Accident and Health operation, which primarily consists of contracts in dispute, and other non operating items.

Certain allocation methodologies are employed in the preparation of segmented financial information.  Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company's business segments using a risk-based methodology.  The income statement impact of changes in actuarial methods and assumptions (note 5) is reported in the Corporate and Other segment.

The Company allocates gains and losses, that arise when investment and market related experience differs from the assumptions used  in the valuation of policy liabilities, in accordance with the way the Company manages the assets and related risk positions.  These gains and losses are accumulated into two pools – insurance and wealth management and then allocated pro-rata to the reporting segments based on their respective policy liabilities.  Market related gains and losses on product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as gains and losses on full pass through products, such as par insurance, are not included in the pools.

By segment		U.S.		Asia
For the three months ended	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
March 31, 2010	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance (1)	$1,399	$-	$613	$1,011	$246	$-	$3,269
Annuities and pensions	-	673	421	32	-	-	1,126
Total premium income	$1,399	$673	$1,034	$1,043	$246	$-	$4,395
Investment income (loss)	1,126	690	1,009	361	37	(32)	3,191
Other revenue	148	678	414	260	6	73	1,579
Total revenue	$2,673	$2,041	$2,457	$1,664	$289	$41	$9,165

Interest expense	$8	$27	$53	$14	$1	$194	$297

Income (loss) before income taxes	$191	$507	$338	$478	$68	$(227)	$1,355
Income tax recovery (expense)	(60)	(157)	(33)	(47)	(14)	104	(207)
Net income (loss)	$131	$350	$305	$431	$54	$(123)	$1,148
Less net income attributed to participating policyholders	-	-	4	4	-	-	8
Net income (loss) attributed to shareholders	$131	$350	$301	$427	$54	$(123)	$1,140

Segregated funds deposits	$303	$4,182	$1,509	$1,210	$-	$-	$7,204

Goodwill
Balance, beginning of period	$2,427	$1,843	$2,166	$537	$70	$79	$7,122
Change in foreign exchange rates	(72)	(55)	-	(17)	(2)	(3)	(149)
Balance, March 31	$2,355	$1,788	$2,166	$520	$68	$76	$6,973

As at March 31, 2010
Policy liabilities	$53,401	$28,552	$39,660	$17,794	$1,663	$(154)	$140,916
Total assets	$62,381	$36,344	$64,074	$25,168	$2,628	$15,340	$205,935
Segregated funds net assets
held by policyholders	$11,461	$114,708	$37,483	$27,365	$-	$2,086	$193,103

(1)
At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the consolidated statement of operations.  The Company retains certain benefits and certain risks on this business.

Manulife Financial Corporation – 2010 Q1 Report

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location			Asia
For the three months ended March 31, 2010	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,500	$626	$1,013	$130	$3,269
Annuities and pensions	673	421	32	-	1,126
Total premium income	$2,173	$1,047	$1,045	$130	$4,395
Investment income	1,742	1,083	358	8	3,191
Other revenue	877	433	264	5	1,579
Total revenue	$4,792	$2,563	$1,667	$143	$9,165

By segment		U.S.		Asia
For the three months ended	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
March 31, 2009	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,535	$-	$1,500	$958	$285	$-	$4,278
Annuities and pensions	-	2,057	612	25	-	-	2,694
Total premium income	$1,535	$2,057	$2,112	$983	$285	$-	$6,972
Investment income (loss)	(396)	394	369	(228)	5	(410)	(266)
Other revenue	169	596	244	202	9	73	1,293
Total revenue	$1,308	$3,047	$2,725	$957	$299	$(337)	$7,999

Interest expense	$10	$11	$83	$17	$-	$97	$218

Income (loss) before income taxes	$(145)	$(1,072)	$(143)	$(239)	$75	$(603)	$(2,127)
Income tax recovery (expense)	53	443	56	381	(16)	139	1,056
Net income (loss)	$(92)	$(629)	$(87)	$142	$59	$(464)	$(1,071)
Less net income (loss) attributed to participating policyholders	-	-	1	(4)	-	-	(3)
Net income (loss) attributed to shareholders	$(92)	$(629)	$(88)	$146	$59	$(464)	$(1,068)

Segregated funds deposits	$358	$5,092	$1,552	$1,251	$-	$6	$8,259

Goodwill
Balance, beginning of period	$2,866	$2,156	$2,118	$639	$82	$68	$7,929
Change in foreign exchange rates	56	63	-	(25)	3	29	126
Balance, March 31	$2,922	$2,219	$2,118	$614	$85	$97	$8,055

As at March 31, 2009
Policy liabilities	$55,157	$38,337	$35,905	$19,012	$1,927	$(70)	$150,268
Total assets	$65,624	$45,416	$57,111	$26,865	$3,100	$15,939	$214,055
Segregated funds net assets
held by policyholders	$10,008	$98,918	$27,879	$23,923	$-	$3,151	$163,879

By geographic location			Asia and
For the three months ended March 31, 2009	United States	Canada	Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,664	$1,515	$960	$139	$4,278
Annuities and pensions	2,057	612	25	-	2,694
Total premium income	$3,721	$2,127	$985	$139	$6,972
Investment income (loss)	(232)	296	(296)	(34)	(266)
Other revenue	821	258	207	7	1,293
Total revenue	$4,310	$2,681	$896	$112	$7,999

Manulife Financial Corporation – 2010 Q1 Report

Note 12	Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”).  As required by applicable United States federal securities laws, material differences between Canadian and U.S. GAAP are quantified and described below.

a)      Condensed Consolidated Balance Sheets

As at	March 31, 2010		December 31, 2009		March 31, 2009
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Assets
Cash and short-term securities	$17,536	$17,289	$18,849	$18,780	$18,126	$18,062
Securities
Bonds and other fixed maturity
investments	116,174	88,090	113,543	85,107	113,323	84,295
Stocks	19,403	9,967	19,108	9,688	15,950	7,946
Loans
Mortgages	30,766	30,605	30,866	30,699	32,137	31,795
Private placements and other fixed
maturity investments	1,948	22,123	2,126	22,912	2,801	26,235
Policy loans	6,495	6,495	6,609	6,609	7,746	7,746
Bank loans	2,468	2,468	2,457	2,457	2,439	2,439
Real estate	3,813	5,798	3,912	5,897	4,449	6,491
Other investments	5,549	5,473	5,317	5,321	6,055	6,123
Total invested assets	$204,152	$188,308	$202,787	$187,470	$203,026	$191,132
Other assets
Accrued investment income	$1,668	$1,663	$1,546	$1,540	$1,800	$1,792
Outstanding premiums	734	734	812	812	751	751
Deferred acquisition costs	18,532	-	18,926	-	21,864	-
Reinsurance deposits and amounts
recoverable	4,875	-	4,986	-	5,500	-
Goodwill and intangible assets	8,008	8,930	8,177	9,127	9,088	10,215
Derivatives	2,649	2,646	2,684	2,680	6,661	6,590
Value of business acquired	2,905	-	3,062	-	4,113	-
Miscellaneous	4,314	3,654	4,040	3,511	5,720	3,575
Total other assets	$43,685	$17,627	$44,233	$17,670	$55,497	$22,923
Segregated funds net assets (1)	$176,586	$-	$174,449	$-	$148,642	$-
Total assets	$424,423	$205,935	$421,469	$205,140	$407,165	$214,055
Segregated funds net assets (1)	$-	$194,149	$-	$191,741	$-	$164,464

(1)   U.S. GAAP terminology is separate accounts.

Manulife Financial Corporation – 2010 Q1 Report

Condensed Consolidated Balance Sheets (continued)

As at	March 31, 2010		December 31, 2009		March 31, 2009
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Liabilities and equity
Policy liabilities	$173,875	$140,916	$174,525	$141,687	$187,831	$150,268
Deferred realized net gains		103	-	108	-	120
Bank deposits	15,306	15,303	14,736	14,735	13,481	13,481
Consumer notes	1,185	1,225	1,261	1,291	1,738	1,642
Long-term debt	3,317	3,307	3,319	3,308	3,626	3,602
Future income tax liability (2)	2,158	1,305	1,932	1,178	442	1,184
Derivatives	2,592	2,548	2,691	2,656	5,661	5,657
Other liabilities	12,568	7,087	12,471	6,487	16,741	7,615
	$211,001	$171,794	$210,935	$171,450	$229,520	$183,569
Liabilities for preferred shares and
capital instruments	4,574	4,569	4,587	4,581	3,690	3,683
Noncontrolling interest in subsidiaries		246		202		222
Segregated funds net liabilities (1)	176,586	-	174,449	-	148,642	-
Common shares, preferred shares,
retained earnings and contributed
surplus	36,194	34,465	35,441	33,491	28,888	28,779
Accumulated other comprehensive
income (loss)
on available-for-sale securities & others	1,675	687	1,080	612	(3,308)	(645)
on cash flow hedges	532	(54)	552	(48)	1,331	(272)
on translation of net foreign
operations	(6,632)	(5,772)	(5,989)	(5,148)	(2,019)	(1,281)
Noncontrolling interest in subsidiaries	493	-	414	-	421	-
Total liabilities and equity	$424,423	$205,935	$421,469	$205,140	$407,165	$214,055
Segregated funds net liabilities (1)	$-	$194,149	$-	$191,741	$-	$164,464

(1)	U.S. GAAP terminology is separate accounts.
 (2)           U.S. GAAP terminology is deferred income taxes.

Manulife Financial Corporation – 2010 Q1 Report

b)      Condensed Consolidated Statements of Operations

For the three months ended March 31,	2010		2009
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP
Revenue
Premium income	$2,792	$4,395	$3,879	$6,972
Net investment income (investment income)	2,607	3,191	382	(266)
Fee income and other revenue	2,005	1,579	1,799	1,293
Total revenue	$7,404	$9,165	$6,060	$7,999
Policy benefits and expenses
Policyholder benefits	$4,295	$5,405	$3,533	$7,693
Commissions, investment and general expenses	1,258	2,030	1,189	2,134
Amortization of deferred acquisition
costs and value of business acquired	528	-	911	-
Other	367	375	302	299
Total policy benefits and expenses	$6,448	$7,810	$5,935	$10,126
Income (loss) before income taxes and change
in accounting policy	$956	$1,355	$125	$(2,127)
Income taxes	(24)	(207)	310	1,056
Net income (loss)	$932	$1,148	$435	$(1,071)
Adjust for noncontrolling interest included in
net income (loss) under Canadian GAAP	$-	$5	$-	$8
Net income (loss) attributed to shareholders,
policyholders and noncontrolling interest	$932	$1,153	$435	$(1,063)

Attributed to:
Noncontrolling interest	$9	$5	$4	$8
Participating policyholders	47	8	(157)	(3)
Shareholders	876	1,140	588	(1,068)
	$932	$1,153	$435	$(1,063)

Weighted average number of common shares
outstanding (in millions)	1,758	1,758	1,610	1,610
Weighted average number of diluted common shares
outstanding (in millions)	1,763	1,763	1,613	1,610

Basic earnings (loss) per common share	$0.51	$0.64	$0.27	$(0.67)
Diluted earnings (loss) per common share	$0.51	$0.64	$0.27	$(0.67)
Dividends per common share	$0.13	$0.13	$0.26	$0.26

Manulife Financial Corporation – 2010 Q1 Report

c)	Reconciliation of Canadian GAAP to U.S. GAAP net income

For the three months ended March 31,	2010	2009
Net income (loss) determined in accordance with Canadian GAAP	$1,148	$(1,071)
Net investment income
Bonds excluding other than temporary impairments	(933)	1,457
Interest rate related other than temporary impairments	-	(635)
Stocks	3	32
Cash flow hedges	20	431
Real estate	(32)	(67)
Other	(6)	30
	$(948)	$1,248
Deferred acquisition costs, differences	187	82
Value of business acquired, differences	(35)	(130)
Consumer notes fair value adjustment	10	(11)
Policy liabilities	402	1,014
Commissions, investment and general expenses	(8)	(14)
Income taxes on above items	171	(691)
Noncontrolling interest included in net income under Canadian GAAP	5	8
Net income determined in accordance with U.S. GAAP	$932	$435

d)  Other comprehensive income reconciliation

For the three months ended March 31,	2010	2009
Comprehensive income (loss) in accordance with Canadian GAAP	$593	$(653)
Difference in Canadian GAAP to U.S. GAAP net income (loss)	(216)	1,506
Difference in Canadian GAAP to U.S. GAAP other comprehensive income (loss):
Changes in unrealized gains on available-for-sale financial securities, net of
income tax expense of $390 (2009 – income tax benefit of $58)	785	(574)
Adjustments to net unrealized gains (losses):
Actuarial liabilities, net of income tax benefit of $56 (2009 – income tax expense of $4)	(152)	12
Deferred acquisition costs, net of income tax benefit of $40 (2009 – income tax expense of $24)	(88)	104
Deferred revenue, net of income tax expense of $3 (2009 – income tax benefit of $11)	5	(21)
Value of business acquired, net of income tax benefit of $17 (2009 – $26)	(32)	(55)
Changes in gains on derivative investments designated as cash flow hedges, net of
income tax benefit of $26 (2009 – $162)	(14)	(277)
Additional pension obligation, net of income tax expense of $1 (2009 – nil)	2	-
Changes in unrealized currency translation gains (losses) of self-sustaining
operations, net of income tax expense of $7 (2009 – nil)	(19)	50
Total difference in other comprehensive income (loss), excluding amounts attributed to
noncontrolling interest under U.S. GAAP	$487	$(761)
Other comprehensive income (loss) attributed to noncontrolling interest under U.S. GAAP	$(7)	$5
Comprehensive income in accordance with U.S. GAAP	$857	$97

Manulife Financial Corporation – 2010 Q1 Report

e)      Future U.S. GAAP Accounting and Reporting Changes

Derivatives and Hedging

In March 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-11, Scope Exception Related to Embedded Credit Derivatives – Derivatives and Hedging (Topic 815).  The amendments clarify the scope exception for embedded credit derivative features related to the transfer of credit risk created by the subordination of one financial instrument to another. The amendments address how to determine which embedded credit derivative features, including those in collateralized debt obligations and synthetic collateralized debt obligations, are considered to be embedded derivatives that should not be analyzed for potential bifurcation and separate accounting at fair value. These amendments will be effective for the Company on July 1, 2010. The adoption of the new amendments is not expected to have a material impact on the Company’s financial statements.

Transition to International Financial Reporting Standards

On December 21, 2007, the United States Securities and Exchange Commission approved rule amendments that will allow the Company, subject to certain conditions, upon adoption of IFRS on January 1, 2011, to eliminate the reconciliation of IFRS to U.S. GAAP in the notes to the consolidated financial statements. Accordingly, for fiscal periods beginning January 1, 2011, the Company does not anticipate including a reconciliation of IFRS to U.S. GAAP in its consolidated financial statements.

f)      Recent U.S. GAAP Accounting and Reporting Changes

Consolidation accounting

Effective January 1, 2010, the Company adopted ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interests Entities – Consolidations (Topic 810).  The amendments revised the accounting principles for assessing consolidation of a variable interest entity (“VIE”) and included the following features:

•
A new concept of control – now defined as an entity’s ability to make decisions that are most economically significant to the VIE coupled with economic exposure to the VIE’s variability.  This definition replaces the previous concept of “exposure to the majority of the VIE’s variability” in determining when to consolidate another entity.

•	New guidance for determining which party, among parties with shared decision making powers over a VIE, makes the most significant decisions for the VIE.
•
A bright line test for removal rights over an entity’s decision maker by its equity owners, whereby removal rights are disregarded as an element of control unless they can be exercised successfully by a single party.  Expanded guidance on whether fees charged to a VIE by its decision maker are variable interests, which could result in consolidation by the decision maker.

•	Removal of the previous scope exception for qualifying special purpose entities.

FASB Accounting Standards Codification (ASC) Topic 810 retains a scope exception for consolidation by investment companies of their investments. The Company also adopted ASU No. 2010-10, Amendments for Certain Investment Funds – Consolidations (Topic 810), effective January 1, 2010, which deferred these amendments for relationships with investment companies.

The adoption of these amendments resulted in consolidation of certain Collateralized Debt Obligation funds (“CDO funds”) sponsored by the Company.  The impact on the Company’s financial statements of consolidating these funds was an increase in assets, liabilities and equity (including noncontrolling interest) of $557, $512 and $45, respectively.  All amounts are net of tax.  The Company has control over the CDO funds because the Company provides collateral management services to the funds and has significant investments in the funds.

Liabilities recognized as a result of consolidating the CDO funds do not represent claims against the general assets of the Company.  Conversely, assets recognized as a result of consolidating the CDO funds can only be used to settle liabilities recognized as a result of consolidating the CDO funds.

The Company’s maximum exposure to loss as a result of its involvement with these CDO funds is limited to its investment in them, valued at $13 as of March 31, 2010.

Manulife Financial Corporation – 2010 Q1 Report

Transfers of Financial Assets
Effective January 1, 2010, the Company adopted ASU No. 2009 – 16, Accounting for Transfers of Financial Assets – Transfers and Servicing (Topic 860). ASC 860 focuses on securitization activity and amendments affect the transferor’s derecognition principles for assets transferred.  Amendments to ASC 860 eliminated the qualifying status concept of Qualifying Special Purpose Entities, removing their previous exemption from consolidation accounting by transferors of financial assets to them. Further, ASC 860 does not permit derecognition accounting for transfers of portions of financial assets when the portions transferred do not meet the definition of a participating interest. ASC 860 strengthens the requirement that transferred assets be legally isolated from the transferor and all of its consolidated affiliates in order for the transfer to be accounted for as a sale. ASC 860 requires that retained interests in transferred assets be recognized at fair value instead of amounts based on relative fair value allocations of the previous carrying value of assets transferred.   The adoption of these amendments had no impact on the Company’s financial statements.

g)
Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.) and the Fixed Investment Option of the Deferred Annuity Contracts to be Issued by John Hancock Life Insurance Company of New York

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, has been included in these consolidated financial statements in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”) and in accordance with National Instrument 51-102 – Continuous Disclosure Obligations under Canadian provincial securities laws.  MFC has guaranteed certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York and Manulife Finance Holdings Limited (“the subsidiaries”).   These financial statements are (i) incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries and (ii) with respect to Manulife Finance Holdings Limited, are provided in reliance on an exemption from continuous disclosure obligations pursuant to Canadian provincial securities law requirements.

Manulife Financial Corporation – 2010 Q1 Report

Condensed Consolidating Balance Sheet
As at March 31, 2010	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$1	$-	$80,955	$10,000	$114,834	$(1,638)	$204,152
Investments in unconsolidated
subsidiaries	35,383	1	3,821	1	23	(39,229)	-
Other assets	4,853	430	37,389	1,048	23,340	(23,375)	43,685
Separate account assets	-	-	119,477	7,026	51,497	(1,414)	176,586
Total assets	$40,237	$431	$241,642	$18,075	$189,694	$(65,656)	$424,423

Liabilities and equity
Policy liabilities	$-	$-	$85,439	$6,487	$87,974	$(6,025)	$173,875
Consumer notes	-	-	1,185	-	-	-	1,185
Other liabilities	5,224	8	18,457	2,946	22,933	(16,944)	32,624
Long-term debt	2,900	421	-	-	600	(604)	3,317
Liabilities for preferred shares
and capital instruments	344	-	1,031	-	4,440	(1,241)	4,574
Separate account liabilities	-	-	119,477	7,026	51,497	(1,414)	176,586
Shareholders' equity	31,769	2	16,053	1,616	21,677	(39,348)	31,769
Noncontrolling interest in
subsidiaries	-	-	-	-	573	(80)	493
Total liabilities and equity	$40,237	$431	$241,642	$18,075	$189,694	$(65,656)	$424,423

As at March 31, 2009	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$1	$-	$100,591	$2,128	$102,146	$(1,840)	$203,026
Investments in unconsolidated
subsidiaries	30,038	2	3,643	1	20	(33,704)	-
Other assets	725	-	45,031	897	26,279	(17,435)	55,497
Separate account assets	-	-	105,434	5,962	39,078	(1,832)	148,642
Total assets	$30,764	$2	$254,699	$8,988	$167,523	$(54,811)	$407,165

Liabilities and equity
Policy liabilities	$-	$-	$106,963	$1,148	$86,290	$(6,570)	$187,831
Consumer notes	-	-	1,738	-	-	-	1,738
Other liabilities	2,323	-	22,952	519	21,000	(10,469)	36,325
Long-term debt	3,205	-	-	-	1,000	(579)	3,626
Liabilities for preferred shares
and capital instruments	344	-	1,280	-	3,349	(1,283)	3,690
Separate account liabilities	-	-	105,434	5,962	39,078	(1,832)	148,642
Shareholders' equity	24,892	2	16,332	1,359	16,305	(33,998)	24,892
Noncontrolling interest in
subsidiaries	-	-	-	-	501	(80)	421
Total liabilities and equity	$30,764	$2	$254,699	$8,988	$167,523	$(54,811)	$407,165

Manulife Financial Corporation – 2010 Q1 Report

Condensed Consolidating Statements of Operations

For the three months ended March 31, 2010	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$(253)	$1,184	$1,923	$(62)	$2,792
Net investment income	10	-	1,052	69	1,462	14	2,607
Fee income and other revenue	15	-	497	53	1,604	(164)	2,005
Total revenue	$25	$-	$1,296	$1,306	$4,989	$(212)	$7,404
Policy benefits and expenses
Policyholder benefits	$-	$-	$571	$1,149	$2,638	$(63)	$4,295
Commissions, investment and general
expenses	13	-	471	120	816	(162)	1,258
Amortization of deferred acquisition
costs and value of business acquired	-	-	251	19	258	-	528
Other	18	-	157	4	175	13	367
Total policy benefits and expenses	$31	$-	$1,450	$1,292	$3,887	$(212)	$6,448
Income (loss) before income taxes	$(6)	$-	$(154)	$14	$1,102	$-	$956
Income tax (expense) recovery	(1)	-	(28)	126	(121)		(24)
Income (loss) after income taxes	$(7)	$-	$(182)	$140	$981	$-	$932
Equity in net income (loss) of
unconsolidated subsidiaries	930	-	174	-	-	(1,104)	-
Net income (loss)	$923	$-	$(8)	$140	$981	$(1,104)	$932

Attributed to:
Noncontrolling interest	$-	$-	$-	$-	$10	$(1)	$9
Participating policyholders	47	-	5	(13)	46	(38)	47
Shareholders	876	-	(13)	153	925	(1,065)	876
	$923	$-	$(8)	$140	$981	$(1,104)	$932

Manulife Financial Corporation – 2010 Q1 Report

For the three months ended March 31, 2009	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$1,148	$8	$2,723	$-	$3,879
Net investment income	18	-	1,018	43	(684)	(13)	382
Fee income and other revenue	18	-	635	53	1,515	(422)	1,799
Total revenue	$36	$-	$2,801	$104	$3,554	$(435)	$6,060

Policy benefits and expenses
Policyholder benefits	$-	$-	$1,552	$(59)	$2,042	$(2)	$3,533
Commissions, investment and general
expenses	6	-	442	16	1,131	(406)	1,189
Amortization of deferred acquisition
costs and value of business acquired	-	-	561	65	285	-	911
Other	58	-	76	2	193	(27)	302
Total policy benefits and expenses	$64	$-	$2,631	$24	$3,651	$(435)	$5,935
Income (loss) before income taxes	$(28)	$-	$170	$80	$(97)	$-	$125
Income tax (expense) recovery	10	-	15	(27)	312	-	310
Income (loss) after income taxes	$(18)	$-	$185	$53	$215	$-	$435
Equity in net income (loss) of
unconsolidated subsidiaries	449	-	52	-	-	(501)	-
Net income (loss)	$431	$-	$237	$53	$215	$(501)	$435

Attributed to:
Noncontrolling interest	$-	$-	$-	$-	$5	$(1)	$4
Participating policyholders	(157)	-	(59)	-	(98)	157	(157)
Shareholders	588	-	296	53	308	(657)	588
	$431	$-	$237	$53	$215	$(501)	$435

Manulife Financial Corporation – 2010 Q1 Report

Condensed Consolidating Statement of Cash Flows

For the three months ended March 31, 2010	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income (loss)	$923	$-	$(8)	$140	$981	$(1,104)	$932
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(930)	-	(174)	-	-	1,104	-
Increase in actuarial liabilities
and policy related items	-	-	(4,266)	4,830	1,677	-	2,241
Net realized investment gains
and other investment items	(10)	-	(21)	46	(660)	-	(645)
Capitalized amounts net of amortization
of deferred acquisition costs and
value of business acquired	-	-	(37)	(2)	(113)	-	(152)
Amortization of premium/discount	-	-	26	22	(101)	-	(53)
Other amortization	-	-	31	-	62	-	93
Future income tax expense (recovery)	-	-	135	(160)	6	-	(19)
Stock option expense	-	-	3	-	5	-	8
Net (loss) income adjusted for non-cash items	$(17)	$-	$(4,311)	$4,876	$1,857	$-	$2,405
Change in other operating assets and
liabilities	36	9	(2,050)	2,325	111	-	431
Cash provided by (used in)
operating activities	$19	$9	$(6,361)	$7,201	$1,968	$-	$2,836

Investing activities
Purchase and mortgage advances	$-	$-	$(5,074)	$(7,258)	$(628)	$-	$(12,960)
Disposals and repayments	-	-	10,398	168	(2,127)	-	8,439
Change in investment broker net
receivables and payables	-	-	14	28	324	-	366
Notes receivable from affiliates	(4,000)	-	-	-	(3,989)	7,989	-
Notes receivable from parent	-	(429)	-	-	(296)	725	-
Notes receivable from subsidiaries	(243)	-	4	-	-	239	-
Capital contribution to unconsolidated
subsidiaries	(309)	-	-	-	-	309	-
Return of capital from unconsolidated
subsidiaries	-	-	3	-	-	(3)	-
Cash (used in) provided by
investing activities	$(4,552)	$(429)	$5,345	$(7,062)	$(6,716)	$9,259	$(4,155)

Manulife Financial Corporation – 2010 Q1 Report

Condensed Consolidating Statement of Cash Flows (continued)

For the three months ended March 31, 2010	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in securities sold but not
yet purchased	$-	$-	$-	$-	$(1)	$-	$(1)
Issue of long-term debt, net proceeds	-	420	-	-	(420)	-	-
Repayment of long-term debt	-	-	-	-	(1)	-	(1)
Return of capital to parent	-	-	-	-	(3)	3	-
Capital contribution by parent	-	-	-	-	309	(309)	-
Net redemptions of structured products	-	-	(333)	459	(211)	-	(85)
Bank deposits, net	-	-	520	-	63	-	583
Capital from joint venture partner	-	-	-	-	40	-	40
Consumer notes matured	-	-	(53)	-	-	-	(53)
Shareholder dividends paid in cash	(183)	-	-	-	-	-	(183)
Notes payable to affiliates	3,989	-	-	-	4,000	(7,989)	-
Notes payable to parent	-	-	-	-	239	(239)	-
Notes payable to subsidiaries	725	-	-	-	-	(725)	-
Funds repaid, net	-	-	-	-	3	-	3
Common shares issued, net	1	-	-	-	-	-	1
Cash provided by (used in)
financing activities	$4,532	$420	$134	$459	$4,018	$(9,259)	$304
Cash and short-term securities
Decrease (increase) during the year	$(1)	$-	$(882)	$598	$(730)	$-	$(1,015)
Currency impact on cash and
short-term securities	-	-	(233)	(23)	(110)	-	(366)
Balance, January 1	3	-	7,613	793	9,915	-	18,324
Balance, March 31	$2	$-	$6,498	$1,368	$9,075	$-	$16,943

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$3	$-	$7,891	$812	$10,143	$-	$18,849
Net payments in transit, included in
other liabilities	-	-	(278)	(19)	(228)	-	(525)
Net cash and short-term securities,
January 1	$3	$-	$7,613	$793	$9,915	$-	$18,324

End of period
Gross cash and short-term securities	$2	$-	$6,885	$1,384	$9,265	$-	$17,536
Net payments in transit, included in
other liabilities	-	-	(387)	(16)	(190)	-	(593)
Net cash and short-term securities,
March 31	$2	$-	$6,498	$1,368	$9,075	$-	$16,943

Manulife Financial Corporation – 2010 Q1 Report

Condensed Consolidating Statement of Cash Flows

For the three months ended March 31, 2009	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income (loss)	$431	$-	$237	$53	$215	$(501)	$435
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(449)	-	(52)	-	-	501	-
Increase in actuarial liabilities
and policy related items	-	-	813	15	701	-	1,529
Net realized investment gains
and other investment items	(17)	-	404	-	1,499	-	1,886
Capitalized amounts net of amortization
of deferred acquisition costs and value
of business acquired	-	-	92	37	(80)	-	49
Amortization of premium/discount	-	-	(15)	1	(22)	-	(36)
Other amortization	-	-	37	-	63	-	100
Future income tax expense (recovery)	4	-	62	26	(411)	-	(319)
Stock option expense	-	-	2	-	4	-	6
Net (loss) income adjusted for non-cash items	$(31)	$-	$1,580	$132	$1,969	$-	$3,650
Change in other operating assets and
liabilities	(26)	-	(926)	(128)	678	-	(402)
Cash (used in) provided by
operating activities	$(57)	$-	$654	$4	$2,647	$-	$3,248

Investing activities
Purchase and mortgage advances	$-	$-	$(3,857)	$(407)	$(5,298)	$-	$(9,562)
Disposals and repayments	-	-	3,623	26	3,822	-	7,471
Change in investment broker net
receivables and payables	-	-	1,011	44	123	-	1,178
Notes receivable from affiliates	-	-	(624)	-	(36)	660	-
Notes receivable from parent	-	-	-	-	(520)	520	-
Notes receivable from subsidiaries	(108)	-	-	-	-	108	-
Capital contribution to unconsolidated
subsidiaries	(975)	-	(581)	-	-	1,556	-
Cash (used in) provided by
investing activities	$(1,083)	$-	$(428)	$(337)	$(1,909)	$2,844	$(913)

Manulife Financial Corporation – 2010 Q1 Report

Condensed Consolidating Statement of Cash Flows (continued)

For the three months ended March 31, 2009	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in securities sold but not
yet purchased	$-	$-	$-	$-	$(1,081)	$-	$(1,081)
Repayment of long-term debt	(95)	-	-	-	-	-	(95)
Capital contribution by parent	-	-	-	378	831	(1,209)	-
Net redemptions of structured products	-	-	(888)	21	(938)	-	(1,805)
Bank deposits, net	-	-	173	-	1,087	-	1,260
Consumer notes matured	-	-	(296)	-	-	-	(296)
Shareholder dividends paid in cash	(426)	-	-	-	-	-	(426)
Notes payable to affiliates	660	-	-	-	-	(660)	-
Notes payable to parent	-	-	-	-	108	(108)	-
Notes payable to subsidiaries	520	-	-	-	-	(520)	-
Funds borrowed (repaid), net	-	-	-	-	(50)	-	(50)
Preferred shares issued, net	442	-	-	-	-	-	442
Common shares issued, net	17	-	-	-	345	(347)	15
Cash provided by (used in)
financing activities	$1,118	$-	$(1,011)	$399	$302	$(2,844)	$(2,036)
Cash and short-term securities
Decrease (increase) during the year	$(22)	$-	$(785)	$66	$1,040	$-	$299
Currency impact on cash and
short-term securities	-	-	289	22	(47)	-	264
Balance, January 1	23	-	9,258	708	6,891	-	16,880
Balance, March 31	$1	$-	$8,762	$796	$7,884	$-	$17,443

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$23	$-	$9,629	$708	$6,999	$-	$17,359
Net payments in transit, included in
other liabilities	-	-	(371)	-	(108)	-	(479)
Net cash and short-term securities,
January 1	$23	$-	$9,258	$708	$6,891	$-	$16,880

End of period
Gross cash and short-term securities	$1	$-	$9,211	$796	$8,118	$-	$18,126
Net payments in transit, included in
other liabilities	-	-	(449)	-	(234)	-	(683)
Net cash and short-term securities,
March 31	$1	$-	$8,762	$796	$7,884	$-	$17,443
Note 13                 Comparatives

Certain comparative amounts have been reclassified to conform with the current year's presentation.

Manulife Financial Corporation – 2010 Q1 Report

 STATISTICAL SUMMARY

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2010	2009
	Q1	Q4	Q3	Q2	Q1
Net income (loss)	$1,148	$845	$(138)	$1,784	$(1,071)
Net income (loss) attributed to participating policyholders	8	(23)	34	10	(3)
Net income (loss) attributed to shareholders	$1,140	$868	$(172)	$1,774	$(1,068)
Preferred share dividends	(20)	(20)	(21)	(16)	(7)
Net income (loss) available to common shareholders	$1,120	$848	$(193)	$1,758	$(1,075)

Premiums and deposits
Life and health insurance premiums 1	$3,269	$3,582	$3,601	$3,591	$4,278
Annuity and pension premiums excluding variable annuities	1,058	1,062	1,758	1,648	1,778
Segregated fund deposits excluding variable annuities	5,083	5,564	4,370	4,429	5,107
Mutual fund deposits	2,966	2,378	2,118	2,141	2,096
Institutional advisory account deposits	847	363	758	2,190	1,181
ASO premium equivalents	676	663	635	662	669
Group Benefits ceded 1	906	919	909	932	-
Other fund deposits	144	138	204	160	124
Premiums and deposits excluding variable annuities	$14,949	$14,669	$14,353	$15,753	$15,233
Variable annuities premium and deposits	2,189	1,866	1,885	3,443	4,068
Total premiums and deposits	$17,138	$16,535	$16,238	$19,196	$19,301

Funds under management
General fund	$188,308	$187,470	$188,465	$188,332	$191,132
Segregated funds excluding institutional advisory accounts	190,895	188,229	184,846	174,628	160,507
Mutual funds	36,766	33,370	32,310	26,435	24,001
Institutional advisory accounts	23,074	23,342	24,004	24,914	24,170
Other funds	7,419	7,206	6,952	6,621	5,597
Total funds under management	$446,462	$439,617	$436,577	$420,930	$405,407

Capital
Liabilities for preferred shares and qualifying capital instruments	$4,022	$4,037	$4,049	$3,092	$3,139
Non-controlling interest in subsidiaries	246	202	216	209	222
Equity
Participating policyholders' equity	88	80	103	69	59
Shareholders' equity
Preferred shares	1,422	1,422	1,419	1,419	1,080
Common shares	19,005	18,937	16,444	16,250	16,177
Contributed surplus	190	182	176	169	161
Retained earnings	13,760	12,870	12,235	12,639	11,302
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(5,085)	(4,536)	(3,917)	(2,787)	(1,926)
Total capital	$33,648	$33,194	$30,725	$31,060	$30,214

Selected key performance measures
Basic earnings (loss) per common share	$0.64	$0.51	$(0.12)	$1.09	$(0.67)
Diluted earnings (loss) per common share	$0.64	$0.51	$(0.12)	$1.09	$(0.67)
Return on common shareholders' equity (annualized) 2	16.8%	13.1%	(3.0)%	26.9%	(16.2)%
Book value per common share	$15.79	$15.59	$15.29	$16.22	$15.79
Market value to book value ratio	1.27	1.24	1.47	1.25	0.90
Market capitalization ($ billions)	35.3	34.0	36.5	32.6	22.9
Common shares outstanding (in millions)
End of period	1,761	1,758	1,623	1,614	1,611
Weighted average - basic	1,758	1,669	1,615	1,611	1,610
Weighted average - diluted	1,763	1,673	1,615	1,616	1,610

1 At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business and theassociated direct premiums continue to be included in the overall premiums and deposits metric as "Group Benefits ceded".
2 Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders'
equity excludingaccumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Manulife Financial Corporation – 2010 Q1 Report

SHAREHOLDER INFORMATION

Manulife Financial Corporation

Corporate Headquarters
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel:  (416) 926 - 3000
Web site: www.manulife.com

Investor Relations
Institutional investors, brokers, security analysts and other investors requiring financial information may contact our Investor Relations Department or access our website at www.manulife.com
Tel:  1-800-795-9767
Fax: (416) 926-3503
e-mail:  investor_relations@manulife.com

Shareholder Services
For information or assistance regarding your shareholdings, including changes of address, changes in registration, direct deposit dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically, please contact our Transfer Agents.

Transfer Agent and Register

www.manulife.com
Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.

Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416-643-6268
Toll Free: 1-800-783-9495
Fax:    1-877-713-9291
e-mail:  inquiries@cibcmellon.com

CIBC Mellon offices are also available in Montreal, Halifax, Vancouver and Calgary.

Transfer Agent in the United States
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA  15252-8015 U.S.A.
Tel:  1-800-249-7702
e-mail: shrrelations@bnymellon.com

Transfer Agent in Hong Kong
Computershare Hong Kong
Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel:  852-2862–8628

Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel:  (632) 683-2685

Auditors

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada

The following Manulife Financial documents are available online at www.manulife.com

·	Annual Report and Proxy Circular

·	Notice of Annual Meeting

·	Shareholders Reports

·	Public Accountability Statement

·	Corporate Governance material

Manulife Financial Corporation – 2010 Q1 Report

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at March 31, 2010, Manulife Financial had total capital of Cdn$33.6 billion, including Cdn$32.1 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

Standard & Poor’s	AA+	(2nd of 21 ratings)
Moody’s	Aa3	(4th of 21 ratings)
Fitch Ratings	AA	(3rd of 21 ratings)
Dominion Bond Rating Service	IC-1	(1st of 6 ratings)
A.M. Best	A+	(2nd of 15 ratings)

Common Stock Trading Data

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.

As at March 31, 2010, there were 1,761 million common shares outstanding.

Jan 1 – Mar 31, 2010	Toronto Canadian $	New York United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$21.12	$20.79	$158.9	P 860
Low	$18.57	$17.48	$137.2	P 700
Close	$20.04	$19.69	$151.6	P 825
Average Daily Volume (000)	4,334	1,793	207	0.5

Manulife Financial Corporation – 2010 Q1 Report

Consent to receive documents electronically

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:

•	Annual Report and Proxy Circular
•	Notice of Annual Meeting
•	Shareholder Reports
•	Public Accountability Statement
•	Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

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Manulife Financial Corporation – 2010 Q1 Report